Exhibit 99.1

NOTICE OF SPECIAL MEETING OF UNITHOLDERS AND EXCHANGEABLE SHAREHOLDERS

to be held on December 16, 2010

and

NOTICE OF APPLICATION TO

THE COURT OF QUEEN’S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PENGROWTH ENERGY TRUST, PENGROWTH CORPORATION, ESPRIT ENERGY TRUST, PENGROWTH HOLDING TRUST, 1552168 ALBERTA LTD., MONTEREY EXPLORATION LTD., 1562803 ALBERTA LTD., THE UNITHOLDERS OF PENGROWTH ENERGY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF PENGROWTH CORPORATION

November 5, 2010

These materials are important and require your immediate attention. They require Securityholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Trust Units, Class A Units or Exchangeable Shares, please contact Computershare Trust Company of Canada at:

North America: 1-800-564-6253

Other locations: 1-514- 982-7555

The deadline for the receipt of proxies for the Meeting is 9:00 a.m. (Calgary time) on December 15, 2010.

INFORMATION CIRCULAR AND PROXY STATEMENT

ii

APPENDICES

A – Arrangement Agreement	A-1
Exhibit A – Plan of Arrangement
B – Interim Order	B-1
C – Arrangement Resolution	C-1
D – Information Concerning Pengrowth Energy Corporation	D-1
E – Section 191 of the Business Corporations Act (Alberta)	E-1

ENCLOSURES

Forms of Proxy – Unitholders

Form of Voting Direction – Exchangeable Shareholders

Letters of Transmittal

Return Envelopes

November 5, 2010

Dear Unitholders and Exchangeable Shareholders:

You are invited to attend a special meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Trust Units”) and class A trust units (“Class A Units”) of Pengrowth Energy Trust (“we, us, our or the Trust”) and holders (“Exchangeable Shareholders”) of series A exchangeable shares (“Exchangeable Shares”) of Pengrowth Corporation (“Pengrowth”) (Unitholders and Exchangeable Shareholders are collectively, “Securityholders”) to be held in the Macleod Hall D at the Calgary Telus Convention Centre, 120 –9th Avenue S.E., Calgary, Alberta, Canada, at 9:00 a.m. (Calgary time) on December 16, 2010. If you cannot attend the Meeting, please complete the applicable enclosed form of proxy or voting direction and submit it as soon as possible.

The principal purpose of the Meeting is to consider and vote upon our proposed conversion from a trust structure to a corporate structure pursuant to a plan of arrangement (the “Arrangement”). The Arrangement involves a proposed internal reorganization of us and certain of our subsidiaries through which our current trust structure will be replaced with a corporate structure. If the Arrangement is approved, we will convert into Pengrowth Energy Corporation (“Pengrowth Energy”), a new publicly traded, dividend-paying corporation.

Pursuant to the Arrangement, Unitholders will ultimately receive, for each Trust Unit or Class A Unit held, one common share (“Common Share”) of Pengrowth Energy. In addition, we will declare our regular distribution to holders of our Trust Units and Class A Units of record at 5:00 p.m. (MST) on December 31, 2010 of $0.07 per Trust Unit or Class A Unit, payable on January 17, 2011 which will be payable pursuant to the Arrangement or, if the Arrangement is not approved, in the normal course. Holders of Exchangeable Shares will ultimately receive Common Shares of Pengrowth Energy based on the exchange ratio of the Exchangeable Shares in effect on the effective date of the Arrangement, adjusted to give effect to the December 2010 distribution.

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to any of our officers, directors or employees. In addition, the Arrangement will not constitute a change of control and will not trigger the acceleration of the vesting of any rights or deferred entitlement units granted under our trust unit rights incentive plan (“Rights Incentive Plan”) and deferred entitlement unit plan (“DEU Plan”). As part of the Arrangement, all outstanding rights and deferred entitlement units granted under the Rights Incentive Plan and DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms. Following the Arrangement, no further rights or deferred entitlement units will be granted under the Rights Incentive Plan or the DEU Plan. Pengrowth Energy will meet its compensation objectives through the granting of securities in accordance with the terms of its 2010 long term incentive plan (the “2010 LTIP”) which was approved by our Unitholders at our annual and special meeting held on May 11, 2010 and which will be implemented upon completion of the Arrangement.

The Toronto Stock Exchange has conditionally approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement under the trading symbol “PGF”, subject to Pengrowth Energy fulfilling the requirements of the TSX. We intend to apply to list the Common Shares to be issued and issuable under the Arrangement on the New York Stock Exchange under the trading symbol “PGH”. Listing will be subject to Pengrowth Energy fulfilling all of the requirements of the NYSE.

Upon completion of the Arrangement, it is expected that Pengrowth Energy will adopt a monthly dividend policy with an initial dividend rate of $0.07 per Common Share, which will be paid on or about the 15th day or the next business day of each month following the end of each month to shareholders of record at the end of such month. The first monthly dividend of Pengrowth Energy is anticipated to be declared payable on February 15, 2011 to shareholders of record on January 31, 2011. Notwithstanding the foregoing, actual future cash dividends, if any, will be subject to the discretion of the Board of Directors of Pengrowth Energy, and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

The Arrangement will not involve the acquisition of any additional interest in any operating assets or the disposition of any of our existing interests in our operating assets. Pengrowth Energy will own, directly or indirectly, the same assets that we currently own and Pengrowth Energy will assume all of our direct and indirect obligations. Following the completion of the Arrangement, the board of directors and senior management of Pengrowth Energy will be comprised of all eight current elected members of our board of directors and our senior management team.

Our board of directors has unanimously determined that the Arrangement is fair to Unitholders and Exchangeable Shareholders, is in our best interest and is in the best interest of the Unitholders and Exchangeable Shareholders and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement.

Our directors and officers and their associates, who own in the aggregate approximately 1.4% of the outstanding Trust Units and Class A Units, and 1.6% of the outstanding Exchangeable Shares (which as of the date hereof are exchangeable into approximately 0.02% of the issued and outstanding Trust Units), have indicated that they intend to vote all such securities in favour of the Arrangement.

Our board of directors and management believe that the Arrangement is in the best interest of our Securityholders given the imposition of the Federal Government proposals to tax income trusts commencing in 2011 and the diminished value of the income trust structure. The Arrangement:

•	will allow for a simplified and more efficient corporate structure which is easier for market participants to understand and value;

•	will remove us from the uncertainty that exists in the income trust marketplace today;

•

will result in favourable tax treatment afforded to the receipt of dividends, as compared to distributions of income from a trust under current Canadian tax laws, which may result in more attractive after-tax returns for certain eligible taxable Canadian investors, depending on individual circumstances. See “Certain Canadian Federal Income Tax Considerations”; and

•

may result in Pengrowth Energy having greater access to capital in Canada and other international markets from buyers who cannot buy Trust Units enabling it to exploit future acquisition opportunities, compete effectively for acquisitions and pursue growth initiatives.

The proposed corporate structure will allow Pengrowth Energy to continue to pursue our long term goal of maximizing value creation for the benefit of Securityholders and future shareholders and will enable Pengrowth Energy to continue to focus on our short and medium term inventory of low cost, low risk resource plays that have the ability to enhance reserves and production, including utilizing new technologies, while achieving operational efficiencies and maintaining cost discipline.

The resolution approving the Arrangement must be approved by not less than two thirds (66 2/3%) of the votes cast by Unitholders and Exchangeable Shareholders (voting through a special voting unit), either in person or by proxy, at the Meeting. The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and all necessary regulatory and other approvals.

The accompanying information circular and proxy statement contains a detailed description of the Arrangement as well as detailed information regarding Pengrowth Energy and us. Please give this material your careful consideration and, if you require assistance, consult your financial, legal or other professional advisors.

As a Unitholder or Exchangeable Shareholder, you may attend the Meeting in person or may be represented thereat by proxy or voting direction. Please complete, date and sign the applicable enclosed form of proxy or voting direction, as applicable, or other appropriate form of proxy, in accordance with the instructions set forth in the information circular and proxy statement. A proxy or voting direction will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting. You may receive more than one form of proxy or voting direction if you own Trust Units, Class A Units and/or Exchangeable Shares or if your Trust Units, Class A Units and/or Exchangeable Shares are registered in different names or addresses, each applicable form of proxy or voting direction should be completed and returned.

If you are a registered holder of Trust Units, Class A Units or Exchangeable Shares you should also complete and submit the applicable form of letter of transmittal, which is enclosed, together with the certificate(s) representing your Trust Units, Class A Units and Exchangeable Shares to receive your Common Shares as soon as possible following the effective date of the Arrangement. If you are a non-registered holder of Trust Units, Class A Units or Exchangeable Shares you should contact your nominee (i.e., broker, trust company, bank or registered holder), which holds their Trust Units, Class A Units and Exchangeable Shares on their behalf to arrange for your exchange.

On behalf of the board of directors of Pengrowth, we would like to express our gratitude for the support our securityholders have provided to us during our years as Pengrowth Energy Trust. We would also like to thank our employees for their hard work and dedication. We look forward to seeing you at the Meeting.

Yours very truly,

/s/ Derek W. Evans
Derek W. Evans, President and Chief Executive Officer
On behalf of the Board of Directors of Pengrowth
Corporation, the administrator of Pengrowth Energy Trust

/s/ John B. Zaozirny
John B. Zaozirny, Chairman of the Board
On behalf of the Board of Directors of Pengrowth
Corporation, the administrator of Pengrowth Energy Trust

NOTICE OF SPECIAL MEETING OF

UNITHOLDERS AND EXCHANGEABLE SHAREHOLDERS

to be held December 16, 2010

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated November 5, 2010, a special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) and class A trust units (“Class A Units”) of Pengrowth Energy Trust (“Pengrowth Trust” or the “Trust”) and holders (“Exchangeable Shareholders”) of series A exchangeable shares (“Exchangeable Shares”) of Pengrowth Corporation (“Pengrowth”) (through a special voting unit of the Trust) (such Unitholders and Exchangeable Shareholders, collectively referred to as “Securityholders”) will be held in the Macleod Hall D at the Calgary Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on December 16, 2010 for the following purposes:

1.	to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, an extraordinary resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “C” to the information circular and proxy statement, accompanying this notice, to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the information circular and proxy statement (the “Information Circular”); and

2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

Only Securityholders of record at the close of business on November 1, 2010 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting. Securityholders who acquire Trust Units, Class A Units or Exchangeable Shares after the Record Date will not be entitled to vote such Trust Units, Class A Units or Exchangeable Shares at the Meeting.

Pursuant to the Interim Order, the Exchangeable Shareholders will vote together with the Unitholders at the Meeting through a special voting unit (the “Special Voting Unit”) of the Trust. Each Trust Unit and Class A Unit outstanding on the Record Date is entitled to one vote at the Meeting. Computershare Trust Company of Canada holds the Special Voting Unit for the benefit of the Exchangeable Shareholders. Each holder of Exchangeable Shares is entitled to give Computershare voting instructions for a number of votes in respect of the matters which are being placed before the Meeting equal to the number of Exchangeable Shares held by such holder on the Record Date multiplied by the Exchange Ratio as of the Record Date.

Unitholders may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the applicable enclosed form of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. A form of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting.

The form of voting direction, which accompanies the Information Circular, is the means by which holders of Exchangeable Shares may authorize the voting of the voting rights associated with their Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes. Holders of Exchangeable Shares may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant a proxy to us to vote those votes. The procedure for holders of Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Meeting is explained in the “Voting Direction for Holders of Exchangeable Shares” that has been provided to holders of Exchangeable Shares with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto,

v

Ontario, M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting.

A proxyholder has discretion under the accompanying forms of proxy and voting direction to consider a number of matters relating to the Meeting. Holders of Trust Units, Class A Units or Exchangeable Shares who are planning on returning the accompanying applicable form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting their form of proxy or voting direction.

Registered holders of Trust Units, Class A Units and Exchangeable Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Trust Units, Class A Trust Units and Exchangeable Shares, as applicable, in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Securityholder’s right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices “E” and “B”, respectively, to the Information Circular. A Securityholder who wishes to dissent must send to us, c/o our counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units, Class A Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units, Class A Units and Exchangeable Shares are entitled to dissent. Accordingly, a beneficial owner of Trust Units, Class A Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Trust Units, Class A Units or Exchangeable Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by us or, alternatively, make arrangements for the registered holder of such Trust Units, Class A Units or Exchangeable Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 5th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION

/s/ Derek W. Evans
Derek W. Evans, President and Chief Executive Officer Pengrowth Corporation, the administrator of Pengrowth Energy Trust

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENGROWTH ENERGY TRUST, PENGROWTH CORPORATION, ESPRIT ENERGY TRUST, PENGROWTH HOLDING TRUST, 1552168 ALBERTA LTD., MONTEREY EXPLORATION LTD., 1562803 ALBERTA LTD., THE UNITHOLDERS OF PENGROWTH ENERGY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF PENGROWTH CORPORATION

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation (“Pengrowth”), Esprit Energy Trust (“Esprit”), Pengrowth Holding Trust (“PHT”), 1552168 Alberta Ltd. (“Pengrowth Subco”), Monterey Exploration Ltd. (“Monterey”) and 1562803 Alberta Ltd. (“New Pengrowth”) (the Trust, Pengrowth, Esprit, PHT, Pengrowth Subco, Monterey and New Pengrowth are collectively, the “Pengrowth Entities”), with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving the Pengrowth Entities, holders (“Unitholders”) of trust units (“Trust Units”) and class A trust units (“Class A Units”) of the Trust and holders (“Exchangeable Shareholders”) of series A exchangeable shares (the “Exchangeable Shares”) of Pengrowth (through a special voting unit of the Trust) (the Unitholders and Exchangeable Shareholders, are collectively called “Securityholders”), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated November 5, 2010, accompanying this Notice of Application. At the hearing of the Petition, the Pengrowth Entities intend to seek:

1.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

2.	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

3.	an order declaring that the registered Securityholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated November 5, 2010;

4.	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms on the dates and at the times specified in the Plan of Arrangement; and

5.	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the federal securities laws of the United States of America afforded by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, with respect to the securities to be issued to Securityholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 17th day of December, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Pengrowth on or before noon (Calgary time) on December 10, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Pengrowth is to be effected by delivery to the solicitors for Pengrowth at their address set out below. If any Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Pengrowth Entities and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Securityholders for the purpose of such Securityholders voting upon a resolution to approve the Arrangement and has directed that registered Securityholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder, or any other interested party requesting the same, by the under mentioned solicitors for Pengrowth upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue S.W.

Calgary, Alberta T2P 3N9

Attention: D.J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 5th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF PENGROWTH CORPORATION

/s/ Derek W. Evans
Derek W. Evans, President and Chief Executive Officer Pengrowth Corporation, the administrator of Pengrowth Energy Trust

QUESTIONS AND ANSWERS ON VOTING

Your vote is very important to us. This section of the Information Circular provides you with information on how to vote your Trust Units, Class A Units and Exchangeable Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent, Computershare Trust Company of Canada (“Computershare”), at:

•	North America: 1-800- 564-6253

•	Other locations: 1-514- 982-7555

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by our directors, officers and employees, at no additional compensation. We have not retained a proxy solicitation agent at the date hereof. If we decide to retain a proxy solicitation agent, we will pay a fee to such agent in accordance with industry practice and will reimburse such agent for its reasonable expenses.

Meeting Procedure

Am I entitled to vote?

You are entitled to vote if you held Trust Units, Class A Units or Exchangeable Shares at the close of business on November 1, 2010. The Exchangeable Shareholders will vote together as one class with the Unitholders at the Meeting through a special voting unit of the Trust.

You may receive more than one form of proxy or voting direction because you own Trust Units, Class A Units and/or Exchangeable Shares or such securities are registered in different names or addresses. Each such proxy form and/or voting direction should be completed and returned to ensure that all of your securities are voted at the Meeting.

What will I be voting on?

You will be voting on:

•	approving the Arrangement resulting in our conversion into a dividend paying corporation; and

•	any other business that may properly come before the Meeting or any adjournment of the Meeting.

What if there are amendments to these matters or other matters brought before the Meeting?

If you plan to vote your Trust Units or Class A Units in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, our management knows of no such amendments, variations or other matters to come before the Meeting.

How will my Trust Units and Class A Units be voted?

You can indicate on the attached applicable form of proxy or voting instruction form how you want your proxyholder to vote your Trust Units or Class A Units or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Trust Units and Class A Units will be voted in favour of the Arrangement Resolution.

Who counts the votes?

Votes are counted by Computershare as the scrutineer of the Meeting.

Registered Unitholders

You are a registered Unitholder if your Trust Units or Class A Units are held directly in your own name through the direct registration system or a Trust Unit or Class A Unit certificate. Otherwise, you are a beneficial Unitholder and should refer to the following page for details of voting at the Meeting.

How can I vote if I am a Registered Unitholder?

If you are a registered Unitholder, you may vote either in person at the Meeting or by completing and returning the applicable enclosed form of proxy in accordance with the directions provided on it. There are separate forms of proxies for Trust Units and Class A Units.

What if I want to attend the meeting and vote in person?

If you are a registered Unitholder and plan to attend the Meeting and vote your Trust Units or Class A Units in person, do not complete or return the enclosed applicable form of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Unitholder, you should refer to the following page for instructions on how to vote in person at the Meeting.

How can I vote by proxy?

The enclosed forms of proxy appoint Derek W. Evans or John B. Zaozirny, two of our directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed applicable form of proxy as indicated below. Alternatively, you may vote through the website as directed on the applicable form of proxy or by calling the toll-free number located on the applicable form of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans or Zaozirny to attend and vote as your proxyholder. You can use the enclosed applicable form of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Securityholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed proxy?

Once you have completed and signed the applicable form of proxy, you should mail it to, or deposit it with, our Corporate Secretary in care of Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet or by telephone then there is nothing further you need to do, unless you decide to revoke your proxy, as discussed below.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Trust Units or Class A Units, as applicable, in person or by any other manner permitted by law.

x

Beneficial Unitholders

You are a beneficial Unitholder if your Trust Units or Class A Units are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

How can I vote if I am a Beneficial Unitholder?

If you are a beneficial Unitholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it. If you own Trust Units and Class A Units you may have received two voting instruction forms.

What if I want to attend the Meeting and vote in person?

If you are a beneficial Unitholder and plan to attend the Meeting and vote your Trust Units or Class A Units in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.

How can I vote by voting instruction form?

The enclosed voting instruction form appoints Derek W. Evans or John B. Zaozirny, two of our directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans or Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

What do I do with my completed voting instruction form?

Once completed, you should return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

What if I change my mind and want to revoke my instructions?

In order to revoke instructions previously provided, you should follow the procedures provided on the voting instruction form.

Exchangeable Shareholders

How can I vote if I am an Exchangeable Shareholder?

Computershare holds a special voting unit of the Trust for the benefit of the Exchangeable Shareholders. If you are a holder of Exchangeable Shares you are entitled to give Computershare voting instructions for a number of votes in respect of the matters which are being placed before the Meeting equal to the number of Exchangeable Shares held by you on the Record Date multiplied by the Exchange Ratio as of the Record Date. The applicable form of voting direction, which accompanies this Information Circular, is the means by which you may authorize the voting of the voting rights associated with your Exchangeable Shares. Computershare, as the holder of our Special Voting Unit will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare will not exercise these votes. You may also instruct Computershare to give a proxy entitling you or your designee to vote personally the relevant number of votes or to grant to us a proxy to vote those votes. The procedures for you to instruct Computershare about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares” that has been provided to holders of Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting.

INFORMATION CIRCULAR AND PROXY STATEMENT

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof and Appendix “D” hereof. Terms and abbreviations used in the Appendices to this Information Circular, other than Appendix “D”, are defined separately and the terms and abbreviations used below are not used therein, except where otherwise indicated.

“2003 Note Holders” means the holders (as defined in the 2003 Note Purchase Agreements) of the 2003 Notes;

“2003 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated April 23, 2003 among us, Pengrowth and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

“2003 Notes” means the senior unsecured notes issued from time to time under the 2003 Note Purchase Agreements;

“2005 Note Holders” means the holders (as defined in the 2005 Note Purchase Agreements) of the 2005 Notes;

“2005 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated December 1, 2005 among Pengrowth, the Trust and the purchasers listed therein, as the same may be amended from time to time;

“2005 Notes” means the senior unsecured notes issued from time to time under the 2005 Note Purchase Agreements;

“2007 Note Holders” means the holders (as defined in the 2007 Note Purchase Agreements) of the 2007 Notes;

“2007 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated July 26, 2007 among us, Pengrowth and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

“2007 Notes” means the senior unsecured notes issued from time to time under the 2007 Note Purchase Agreement;

“2008 Note Holders” means the holders (as defined in the 2008 Note Purchase Agreements) of the 2008 Notes;

“2008 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated August 21, 2008 among us, Pengrowth and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

“2008 Notes” means the senior unsecured notes issued from time to time under the 2008 Note Purchase Agreements;

“2010 Note Holders” means the holders (as defined in the 2010 Note Purchase Agreements) of the 2010 Notes;

“2010 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated May 11, 2010 among us, Pengrowth and the purchasers listed therein;

“2010 Notes” means the senior unsecured notes issued from time to time under the 2010 Note Purchase Agreements;

“2010 LTIP” means the long-term incentive plan of Pengrowth to be implemented upon completion of the Arrangement;

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“affiliate” has the meaning ascribed thereto in the ABCA;

“AGM Circular” means our management information circular dated March 31, 2010 for the annual and special meeting of Unitholders held on May 11, 2010;

“AIF” means our annual information form dated March 8, 2010 for the year ended December 31, 2010;

“Amalgamation” means the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

“AmalgamationCo” or “Pengrowth Energy” means Pengrowth Energy Corporation, the corporation formed on the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

“Amended DRIP” means the Amended and Restated Dividend Reinvestment and Share Purchase Plan pursuant to which, among other things, the DRIP will be amended and restated;

“Amended DEU Plan” means the amended DEU Plan to be dated the Effective Date whereby Pengrowth Energy will assume our obligations under the DEU Plan by the issue of Common Shares in lieu of Trust Units;

“Amended Rights Incentive Plan” means the common share rights incentive plan of Pengrowth Energy to be dated the Effective Date whereby Pengrowth Energy will assume our obligations under the Rights Incentive Plan by the issue of Common Shares in lieu of Trust Units;

“Annual Financial Statements” means the audited comparative consolidated annual financial statements as at and for the years ended December 31, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

“Annual MD&A” means our management’s discussion and analysis of financial results with respect to the Annual Financial Statements;

“Arrangement” means the proposed arrangement under Section 193 of the ABCA involving, among others, us, Pengrowth, Esprit, PHT, Pengrowth Subco, Monterey and New Pengrowth and the Securityholders on the terms set out in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of November 5, 2010, among us, Pengrowth, Esprit, PHT, Pengrowth Subco, Monterey and New Pengrowth providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

“Board of Directors” means our board of directors or the board of directors of Pengrowth Energy following the Arrangement as the context requires;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

“Class A Unit” means a Class A Trust Unit of the Trust;

“Class A Unitholders” means the holders of Class A Units;

“Common Shares” mean the common shares of New Pengrowth prior to the Amalgamation and the common shares of AmalgamationCo subsequent to the Amalgamation in each case having substantially the rights, privileges, restrictions and conditions set forth in Schedule A to the Plan of Arrangement;

“Computershare” mean Computershare Trust Company of Canada;

“Court” means the Court of Queen’s Bench of Alberta;

“Declaration of Trust” means the amended and restated trust indenture made as of the 1st day of July, 2009, between Pengrowth and Computershare, as may be from time to time amended, supplemented or restated;

“Depositary” means Computershare Investor Services Inc., or such other trust company as may be designated by us;

“DEU” means deferred entitlement units granted under the DEU Plan;

“DEU Plan” means our Deferred Entitlement Unit Plan;

“Dissent Rights” means the right of each Unitholder, Class A Unitholder and Exchangeable Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

“Dissenting Class A Unitholders” means registered Class A Unitholders who validly exercise the rights of dissent provided to them under the Interim Order;

“Dissenting Exchangeable Shareholders” means registered Exchangeable Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

“Dissenting Securityholders” means, collectively, the Dissenting Unitholders, Dissenting Class A Unitholders and Dissenting Exchangeable Shareholders;

“Dissenting Trust Unitholders” means registered Trust Unitholders who validly exercise the rights of dissent provided to them under the Interim Order;

“DRIP” means our Distribution Reinvestment and Trust Unit Purchase Plan;

“Effective Date” means the date on which the Arrangement is effective under the ABCA;

“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

“Esprit” means Esprit Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

“Exchange Ratio” has the meaning ascribed in the articles of amalgamation of Pengrowth;

“Exchangeable Shareholders” means the holders of Exchangeable Shares;

“Exchangeable Shares” means the Series A Exchangeable Shares of Pengrowth;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” means generally accepted accounting principles;

“Holder” has the meaning ascribed to such term in the section entitled “Certain Canadian Federal Income Tax Matters”;

“Information Circular” means this information circular and proxy statement of the Trust dated November 5, 2010, together with all appendices hereto;

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Letter of Transmittal” means the applicable letter of transmittal pursuant to which a Securityholder is required to deliver certificates representing Trust Units, Class A Units and/or Exchangeable Shares, as applicable, in order to ultimately receive a certificate for Common Shares issued to Securityholder pursuant to the Arrangement;

“MD&A” means our management’s discussion and analysis for the year ended December 31, 2009 and for the nine months ended September 30, 2010;

“Meeting” means the special meeting of Unitholders and Exchangeable Shareholders (voting through the Special Voting Unit) to be held on December 16, 2010 and any adjournments thereof to consider and vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting in respect thereof;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“MST” means Mountain Standard Time;

“Monterey” means Monterey Exploration Ltd., a corporation amalgamated under the ABCA;

“New Pengrowth” means 1562803 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

“Non-Resident Holders” has the meaning ascribed to such term in the section entitled “Certain Canadian Federal Income Tax Considerations”;

“Notes” means collectively, the 2003 Notes, the 2005 Notes, the 2007 Notes, the 2008 Notes and the 2010 Notes;

“Notice of Meeting” means the Notice of Special Meeting of Securityholders, which accompanies this Information Circular;

“NYSE” means the New York Stock Exchange;

“Pengrowth” means Pengrowth Corporation, a corporation amalgamated under the ABCA;

“Pengrowth Entities” means us, Pengrowth, Esprit, PHT, Pengrowth Subco and New Pengrowth;

“Pengrowth Management” means Pengrowth Management Limited, a corporation formed under the ABCA;

“Pengrowth Subco” means 1552168 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“PHT” means Pengrowth Holding Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

“Plan” or “Plan of Arrangement” means the plan of arrangement in the form set out in Exhibit “A” to the Arrangement Agreement attached as Appendix “B” to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof and the terms of the Arrangement Agreement;

“Record Date” means the close of business on November 1, 2010;

“Resident Holder” has the meaning ascribed to such term in the section entitled” Certain Canadian Federal Income Tax Considerations”;

“Rights” means rights granted under the Rights Incentive Plan;

“Rights Incentive Plan” means the Trust’s Rights Incentive Plan;

“Royalty Indenture” means the amended and restated royalty indenture made as of the 30th day of December, 2009 between Pengrowth and Computershare;

“Royalty Trustee” means Computershare Trust Company of Canada, the current trustee under the Royalty Indenture, or such other trustee, from time to time, thereunder;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Trust Units, Class A Units and Exchangeable Shares;

“Securityholders” means, collectively, the Unitholders, Class A Unitholders and Exchangeable Shareholders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;

“SIFT Rules” has the meaning ascribed to such term in the section entitled “Background to the Arrangement” in the Information Circular;

“SIFT Conversion Rules” has the meaning ascribed to such term in the section entitled “Background to the Arrangement” in the Information Circular;

“Special Voting Unit” means the special voting unit of the Trust;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp), as amended from time to time, including the regulations, from time to time, promulgated thereunder;

“Third Quarter Financial Statements” means the unaudited consolidated financial statements of the Trust for the nine months ended September 30, 2010;

“Third Quarter MD&A” means our Management’s Discussion and Analysis of financial results with respect to the Third Quarter Financial Statements;

“Trust”, “we”, “our” and “us” means Pengrowth Energy Trust, an unincorporated open ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

“Trustee” means Computershare, our trustee, or such other trustee, from time to time, of us;

“Trust Unit” means a Trust Unit of the Trust other than a Class A Unit or a Special Voting Unit;

“Trust Unitholders” means the holders of Trust Units;

“TSX” means the Toronto Stock Exchange;

“United States Holder” has the meaning ascribed to such term in the section entitled “Certain United States Federal Income Tax Considerations” in the Information Circular;

“Unitholders” means, collectively, Trust Unitholders and Class A Unitholders;

“Units” means, collectively, the Trust Units and Class A Units;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“US Securityholders” means Securityholders resident in the United States.

INTRODUCTORY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of our management for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit “A” to the Arrangement Agreement, which agreement is attached as Appendix “A” to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

Information contained in this Information Circular is given as of November 5, 2010, unless otherwise specifically stated.

Forward-Looking Statements

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements. These statements relate to future events or our or Pengrowth Energy’s future performance, including, without limitation, the completion of the Arrangement, amendments to be made to the Rights Incentive Plan and the DEU Plan, amendments to be made to the DRIP and the implementation of the Amended DRIP, implementation of the 2010 LTIP, the payment of a distribution in connection with the Plan; the payment of dividends by Pengrowth Energy and the expected dividend rate and frequency thereof; the tax consequences of the Arrangement to Securityholders and the tax treatment of dividends that may be paid by Pengrowth Energy. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “predict” and “potential” and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be. The forward-looking statements included in this Information Circular and in certain documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither we nor Pengrowth Energy undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws. See “Forward-Looking Statements” in the AIF and “Advisory Regarding Forward-Looking Statements” in the Annual MD&A and the Third Quarter MD&A, which are incorporated by reference into this Information Circular and which are available on the SEDAR website at www.sedar.com and through EDGAR at the SEC’s website at www.sec.gov for further information with respect to forward-looking statements.

Non-GAAP Financial Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain financial measures that are not recognized by Canadian GAAP to assist in assessing our financial performance and monitoring our capital structure. Non-GAAP financial measures do not have standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. For more information, see our “Non-GAAP Financial Measures” in the Annual MD&A and the Third Quarter MD&A, which is incorporated by reference into this Information Circular and which is available on the SEDAR website at www.sedar.com and through EDGAR at the SEC’s website at www.sec.gov.

Information For U.S. Securityholders

None of the securities to be issued to Securityholders in exchange for their securities under the Arrangement have been or will be registered under the U.S. Securities Act, and such securities are being issued to Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning our operations and the operations of Pengrowth Energy contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Our historical financial statements and those of New Pengrowth included in or incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing standards and auditor independence in certain material respects, and thus may not be comparable to financial statements of United States companies. The principal differences as they apply to us are summarized in note 24 to our audited annual consolidated financial statements for the year ended December 31, 2009 which are incorporated into this Information Circular by reference and which are available on the SEDAR website at www.sedar.com and through EDGAR at the SEC’s website at www.sec.gov.

Data on oil and gas reserves contained in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that each of the Pengrowth Entities is organized under the laws of the Province of Alberta, that their respective directors and officers and trustees, respectively, are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Pengrowth Entities and such other persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon the Pengrowth Entities, their respective officers, directors and trustees or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are “affiliates” of Pengrowth Energy after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular. In addition, see “Certain United States Federal Income Tax

Considerations” for certain information concerning the tax consequences of the Arrangement for Securityholders who are United States taxpayers.

THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon rate as reported by the Bank of Canada.

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007
Rate at end of Period	0.9711	0.9555	0.8166	1.0120
Average rate during Period	0.9656	0.8757	0.9381	0.9304
High	1.0039	0.9716	1.0289	1.0905
Low	0.9278	0.7692	0.7711	0.8437

On November 5, 2010, the noon rate for $1.00 Canadian was $0.9976 United States.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.

The Meeting

The Meeting will be held in the Macleod Hall D at the Calgary Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, Canada, at 9:00 a.m. (Calgary time) on December 16, 2010 for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the approval of the Arrangement Resolution; and (ii) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. See “The Arrangement”.

The Arrangement

General

The purpose of the Meeting is to consider and vote upon the Arrangement which involves a proposed internal reorganization of us and certain of our subsidiaries through which our current trust structure will be replaced with a corporate structure. If the Arrangement is approved, we will convert into Pengrowth Energy Corporation (“Pengrowth Energy”), a new publicly traded, dividend-paying corporation.

The Arrangement will not involve the acquisition of any additional interest in any operating assets or the disposition of any of our existing interests in our operating assets. Pengrowth Energy will own, directly or indirectly, the same assets that we currently own and Pengrowth Energy will assume all of our direct and indirect obligations. Following the completion of the Arrangement, the board of directors and senior management of Pengrowth Energy will be comprised of all eight current elected members of our board of directors and our senior management team. See “Appendix “D” – Information Concerning Pengrowth Energy Corporation – Directors and Executive Officers”.

Effect on Securityholders and on Distributions

Pursuant to the Arrangement, Unitholders will ultimately receive, for each Trust Unit or Class A Unit held, one Common Share of Pengrowth Energy. In addition, we will declare our regular distribution to holders of our Trust Units and Class A Units of record at 5:00 p.m. (MST) on December 31, 2010 of $0.07 per Trust Unit or Class A Unit, payable on January 17, 2011 which will be payable pursuant to the Arrangement or, if the Arrangement is not approved, in the normal course.

Holders of Exchangeable Shares will ultimately receive, Common Shares of Pengrowth Energy based on the Exchange Ratio in effect on the Effective Date, with the Exchange Ratio adjusted to give effect to the final December 2010 distribution. See “The Arrangement – Effect on Securityholders and on Distributions”, “The Arrangement – Details of the Arrangement”, “The Arrangement – Arrangement Agreement”, “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Securities”.

Upon completion of the Arrangement, it is expected that Pengrowth Energy will adopt a monthly dividend policy with an initial dividend rate of $0.07 per Common Share, which will be paid on or about the 15th day or the next business day of each month following the end of each month to shareholders of record at the end of such month. The first monthly dividend of Pengrowth Energy is anticipated to be declared payable on February 15, 2011 to shareholders of record on January 31, 2011. Notwithstanding the foregoing, actual future cash dividends, if any, will be subject to the discretion of the Board of Directors of Pengrowth Energy, and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. Although it is expected that dividends of Pengrowth Energy will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of Common Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”. See “Appendix “D” – Information Concerning Pengrowth Energy Corporation – Dividend Record and Policy”.

Effect on Holders of Rights and Deferred Entitlement Units

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to any of our officers, directors or employees. In addition, the Arrangement will not constitute a change of control and will not trigger the acceleration of the vesting of any Rights or DEUs granted under our Rights Incentive Plan or DEU Plan. Pursuant to the Arrangement, the Amended Rights Incentive Plan and the Amended DEU Plan will become effective, all outstanding Rights and DEUs granted under the Rights Incentive Plan and DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms. Following the Arrangement, no further Rights or DEUs will be granted under the Rights Incentive Plan or the DEU Plan. Pengrowth Energy will meet its compensation objectives through the granting of securities in accordance with the terms of its 2010 LTIP, which was approved by our Unitholders at our annual and special meeting held on May 11, 2010, and which will be implemented upon completion of the Arrangement. See “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”. For a summary of the existing provisions of our Rights Incentive Plan, DEU Plan and 2010 LTIP, see “Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan” and “Appendix 1” to the AGM Circular which are incorporated into this Information Circular by reference.

Effect on Distribution Reinvestment and Optional Trust Unit Purchase Plan

Pursuant to the Arrangement, the Amended DRIP will become effective, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part, and the December 2010 distribution of $0.07 per Trust Unit or Class A Unit, to be paid to holders of Trust Units and Class A Units, as the case may be, on January 17, 2011 will be automatically applied, on behalf of such deemed participants, to the purchase of Common Shares in accordance with the terms and conditions of the Amended DRIP. Until such time as the participant deposits with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units, all additional Common Shares purchased pursuant to the Amended DRIP with dividends paid on the Common Shares issuable in exchange for such Trust Units will be delivered to the Depositary and then held in trust for such participant.

The Amended DRIP will only be available to U.S. Securityholders upon Pengrowth Energy filing a registration statement in the United States to qualify the Common Shares issuable thereunder in the United States. Pengrowth expects that Pengrowth Energy will file such a registration statement in early January following completion of the Arrangement.

Participants in the DRIP who do not wish to be deemed to be participants in the Amended DRIP should terminate their participation in the DRIP, or the Amended DRIP following December 31, 2010, in accordance with the withdrawal procedures of the DRIP or the Amended DRIP, as applicable.

See “The Arrangement – Effect on Distribution Reinvestment and Trust Unit Purchase Plan”.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Pengrowth Energy immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 325 million Common Shares will be issued and outstanding (assuming: (i) no Dissent Rights are exercised, (ii) no Securities are issued subsequent to the Record Date and prior to the Effective Time and (iii) the Exchange Ratio of the Exchangeable Shares on the Effective Date is the same as the Exchange Ratio on the Effective Date). See “The Arrangement – General”, “The Arrangement – Effect on Securityholders and on Distributions” and “Appendix “D” – Information Concerning Pengrowth Energy Corporation”.

Background to the Arrangement

We are an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. Our purpose is to pay distributions to Unitholders, to purchase and hold royalty units and other securities issued by Pengrowth, our subsidiary, as well as other investments, and to issue Trust Units and Class A Units to the public. We also hold other permitted investments, including indebtedness of Pengrowth and oil and gas processing facilities. Our share of royalty income, together with any lease, interest and other income, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by us. Pengrowth, directly and indirectly, acquires, owns and manages working interests and royalty interests in oil and natural gas properties.

On October 31, 2006, the Canadian Minister of Finance announced the Canadian federal government’s plan to change the tax treatment of income trusts, including oil and gas income funds and royalty trusts. The government’s proposal (the “SIFT Rules”) was to tax certain publicly traded mutual fund trusts (like us) on their non-portfolio income at rates of tax comparable to the combined federal and provincial corporate tax rate and treat distributions of such income as dividends to unitholders. The Minister of Finance announced that existing trusts would have a four-year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. These proposals had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for securities of income trusts (including us), royalty trusts and numerous other Canadian securities. On June 22, 2007, the SIFT Rules became law when Bill C-52 received royal assent.

On July 14, 2008, the Minister of Finance announced proposals that would permit the conversion of a trust to a corporation on a tax-deferred basis (the “SIFT Conversion Rules”). The Minister of Finance also announced changes to these rules on November 18, 2008 and introduced a notice of ways and means motion on January 27, 2009 implementing the SIFT Conversion Rules. On March 12, 2009, the SIFT Conversion Rules received royal assent in Bill C-10. The SIFT Conversion Rules contain legislation which permits the conversion of a trust to a corporation to occur on a tax-deferred basis under two general types of commercial structures: (i) an exchange transaction, whereby unitholders of a trust would exchange their units for securities issued by a corporation; or (ii) a dissolution transaction, whereby the trust would distribute the securities it holds in its corporate subsidiary to its unitholders in consideration for the redemption of the unitholders’ units. The SIFT Conversion Rules also include certain provisions which permit the consolidation of the trust’s structure to occur on a tax-deferred basis. The SIFT Conversion Rules require that the exchange transaction or the dissolution transaction, as the case may be, be implemented prior to 2013. Alternative structures may also exist to enable a SIFT conversion after that date on a tax deferred basis.

Following the announcement in 2006, management continuously reviewed and assessed our strategic objectives and the alternatives available to us to minimize or avoid the negative impact of the SIFT Rules while maximizing value for our Securityholders. Management discussed its reviews and findings in this regard with our Board of Directors on a number of occasions throughout 2007, 2008, 2009 and 2010.

At a meeting held on October 20, 2010, management and our Board of Directors reviewed and discussed the principal terms and conditions of our proposed reorganization into a corporate structure. After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board’s duties and responsibilities to Securityholders and other stakeholders, the members of the Board in attendance, unanimously approved proceeding with our proposed conversion into a corporate structure and on October 20, 2010, we announced that we would propose to Securityholders our conversion to a corporate structure no later than December 31, 2010.

On November 5, 2010, our Board of Directors unanimously resolved to approve the contents of this Information Circular and sending it to Securityholders. In connection with this approval, our Board of Directors concluded that the Arrangement was fair to Securityholders, was in the best interests of the Trust and the Securityholders and unanimously resolved to recommend that Securityholders vote their Trust Units, Class A Units and Exchangeable Shares in favour of the Arrangement. The Board also approved certain amendments to our Rights Incentive Plan. See “Background to and Reasons for the Arrangement – Background to the Arrangement” and “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”.

Reasons for the Arrangement

Our Board of Directors and management believe that the Arrangement is in the best interest of Securityholders given the Federal Government proposals to tax income trusts commencing in 2011 and the diminished value of the income trust structure. The Arrangement:

•	will allow for a simplified and more efficient corporate structure which is easier for market participants to understand and value;

•	will remove us from the uncertainty that exists in the income trust marketplace today;

•

will result in favourable tax treatment afforded to the receipt of dividends, as compared to distributions of income from a trust under current Canadian tax laws, which may result in more attractive after-tax returns for certain eligible taxable Canadian investors, depending on individual circumstances. See “Certain Canadian Federal Income Tax Considerations”; and

•

may result in Pengrowth Energy having greater access to capital in Canada and other international markets from buyers who cannot buy Trust Units enabling it to exploit future acquisition opportunities, compete effectively for acquisitions and pursue growth initiatives.

The proposed corporate structure will allow Pengrowth Energy to continue to pursue our long term goal of maximizing value creation for the benefit of Securityholders and future shareholders and will enable Pengrowth Energy to continue to focus on our short and medium term inventory of low cost, low risk resource plays that have the ability to enhance reserves and production, including utilizing new technologies, while achieving operational efficiencies and maintaining cost discipline.

See “Background to and Reasons for the Arrangement – Reasons for the Arrangement”.

Recommendation of our Board of Directors

Our board of directors has unanimously determined that the Arrangement is fair to Unitholders and Exchangeable Shareholders, is in our best interest and is in the best interest of the Unitholders and Exchangeable Shareholders and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement. See “Background to and Reasons for the Arrangement – Recommendation of our Board of Directors”.

Approvals

Securityholder Approvals

Pursuant to the Interim Order the Exchangeable Shareholders (through the Special Voting Unit) will vote together with the Unitholders at the Meeting. The number of votes required to pass the Arrangement Resolution shall be not less than two thirds (66 2/3%) of the votes cast by the Unitholders and the Exchangeable Shareholders, either in person or by proxy at the Meeting. See “The Arrangement – Procedure for the Arrangement Becoming Effective” and “General Proxy Matters – Procedure and Votes Required”.

Court Approval

Implementation of the Arrangement requires the approval of the Court. The application for the Final Order approving the Arrangement is scheduled for December 17, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals”.

Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement under the trading symbol “PGF”, subject to Pengrowth Energy fulfilling the requirements of the TSX.

We intend to apply to list the Common Shares to be issued and issuable under the Arrangement on the NYSE under the trading symbol “PGH”. Listing will be subject to Pengrowth Energy fulfilling all of the requirements of the NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – “Stock Exchange Listing”.

Procedure for Exchange of Securities

In order to receive their Common Shares on the completion of the Arrangement, each Securityholder must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed, duly executed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing such holder’s Trust Units, Class A Units and/or Exchangeable Shares.

Securityholders whose Trust Units, Class A Units or Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit such Trust Units, Class A Units or Exchangeable Shares.

If a certificate representing Trust Units, Class A Units or Exchangeable Shares has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

From and after the time of exchange specified in the Plan of Arrangement, certificates formerly representing Securities that were exchanged under the Arrangement shall represent only the right to receive upon surrender of such certificates as contemplated by the Plan of Arrangement: (i) the consideration to which the holders are entitled to receive under the Arrangement, or as to those Securities held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement, to receive the fair value of the Securities represented by such certificates; and (ii) dividends or distributions with respect to such consideration; in each case subject to compliance with the requirements of the Plan and in the applicable Letter of Transmittal.

Notwithstanding the foregoing, if a participant in the DRIP is a registered Unitholder, all dividends which are paid in respect of the Common Shares issuable in exchange for such Trust Units will be used to purchase additional Common Shares pursuant to the Amended DRIP notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units. Until such time as the participant deposits with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units, all additional Common Shares purchased pursuant to the Amended DRIP with dividends paid on the Common Shares issuable in exchange for such Trust Units will be delivered to the Depositary and then held in trust for such participant. Each certificate formerly representing Trust Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder to receive Common Shares (including any additional Common Shares purchased pursuant to the Amended DRIP, if applicable) and any dividends or other distributions which may be, or have been, declared thereon.

All dividends or distributions, if any, made with respect to any Common Shares for which a certificate has not been issued pursuant to the Arrangement (including any dividends or distributions payable pursuant to the Arrangement to a former holder of Securities and any additional Common Shares purchased pursuant to the Amended DRIP, if applicable), shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the holder of the Common Shares. Subject to the Plan of Arrangement, the Depositary shall pay and deliver to any such holder of such Common Shares, as soon as reasonably practicable, such dividends and distributions (including any additional Common Shares purchased pursuant to the Amended DRIP, if applicable) to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Common Shares issued to such holder in accordance with the Arrangement.

Any certificate formerly representing Securities that is not deposited with all other documents as required by the Plan of Arrangement and the applicable Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Securities to receive Common Shares (and any dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable). In such case, such Common Shares (together with all dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable) shall be returned to AmalgamationCo and such Common Shares shall be cancelled.

No holder of Exchangeable Shares will be entitled to and neither Pengrowth Energy nor the Depositary will deliver fractions of Common Shares. Where the application of the Plan of Arrangement would otherwise result in an Exchangeable Shareholder receiving a fraction of a Common Share, such holder of Exchangeable Shares will only be entitled to receive the nearest whole number of a Common Share (with fractions equal to or greater than 0.5 being rounded up and less than 0.5 being rounded down). Exchangeable Shares held by registered holders of Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

See “The Arrangement – Procedure for Exchange of Securities”.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Trust Units, Class A Units or

Exchangeable Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix “B”, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix “E”. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Pursuant to the Interim Order, a registered Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Trust Units, Class A Units and Exchangeable Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only registered Securityholders may dissent. Persons who are beneficial owners of Trust Units, Class A Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Trust Units, Class A Units or Exchangeable Shares. Accordingly, a beneficial owner of Trust Units, Class A Units or Exchangeable Shares desiring to exercise Dissent Rights must make arrangements for the Trust Units, Class A Units or Exchangeable Shares beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by us or, alternatively, make arrangements for the registered holder of such Trust Units, Class A Units or Exchangeable Shares to dissent on behalf of the Securityholder. In such case, the written objection, described below, should set forth the number of Trust Units, Class A Units and Exchangeable Shares covered by such written objection.

A Dissenting Securityholder must send to us a written objection to the Arrangement Resolution, which written objection must be received by us, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: D.J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Securityholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A holder of Trust Units, Class A Units or Exchangeable Shares may not exercise the right to dissent in respect of only a portion of such holder’s Trust Units, Class A Units or Exchangeable Shares, but may dissent only with respect to all of the Trust Units, Class A Units and Exchangeable Shares held by the holder.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Trust Units, Class A Units and Exchangeable Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See “The Arrangement – Right to Dissent”.

Information Concerning the Pengrowth Entities

We are an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988 pursuant to the Declaration of Trust. Computershare has been appointed as our trustee under the Declaration of Trust. Our purpose is to pay distributions to Unitholders, to purchase and hold royalty units and other securities issued by Pengrowth, our subsidiary, as well as other investments, and to issue Trust Units and Class A Units to the public. We also hold other permitted investments, including indebtedness of Pengrowth and oil and gas processing facilities. Our share of royalty income, together with any lease, interest and other income, less general and administrative expenses, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by us.

Pengrowth is a corporation amalgamated under the provisions of the ABCA, which, directly and indirectly, acquires, owns and manages working interests and royalty interests in oil and natural gas properties. Pengrowth is our administrator and is a direct subsidiary of us.

New Pengrowth was incorporated on October 4, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

Each of the other Pengrowth Entities is a corporation or trust formed and governed by the laws of the Province of Alberta, each of which is a direct or indirect wholly-owned subsidiary of the Trust. Monterey carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada. Esprit, PHT and Pengrowth Subco are not actively carrying on business at present.

The registered and/or head office of each of the Pengrowth Entities is located at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

See “Information Concerning the Pengrowth Entities”.

Information Concerning Pengrowth Energy Corporation

Pengrowth Energy will be the corporation continuing as a result of the amalgamation of Pengrowth, Pengrowth Subco, Monterey and New Pengrowth under the ABCA pursuant to the Arrangement. Following the completion of the Arrangement, the business and operations of Pengrowth Energy will be the business and operations currently carried out by Pengrowth on our behalf. The registered and head office of Pengrowth Energy will be located at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

See “Information Concerning Pengrowth Energy Corporation” and “Appendix “D” – Information Concerning Pengrowth Energy Corporation” for a more detailed description of Pengrowth Energy following the completion of the Arrangement.

Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Securityholders who transfer their Units or Exchangeable Shares to New Pengrowth and receive Common Shares under the Arrangement. The comments below are qualified in their entirety by reference to such summary. For a more detailed discussion of the principal Canadian federal income tax consequences of the Arrangement, please see the discussion under the heading “Certain Canadian Federal Income Tax Considerations”.

A Holder who transfers a Unit to New Pengrowth and receives a Common Share under the Arrangement will generally be deemed to have: (i) disposed of the Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit or Class A Unit, as the case may be, to the Holder immediately before the disposition; and (ii) acquired the Common Share received on the exchange at a cost equal to the cost amount to the Unitholder of the particular Trust Unit or Class A Unit so exchanged. As a result, Holders will generally not realize a capital gain or a capital loss on the transfer of their Units and receipt of Common Shares.

A Holder who transfers Exchangeable Shares to New Pengrowth and receives Common Shares pursuant to the Arrangement will, unless such Holder chooses to recognize a capital gain or capital loss on the exchange as described in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Transfer of Exchangeable Shares to New Pengrowth”, be deemed to have disposed of such Exchangeable Shares for proceeds of disposition equal to the Holder’s adjusted cost base thereof. As a result, such Holder would not recognize a capital gain or a capital loss in respect of the exchange and would be deemed to acquire the Common Shares at a cost, which is equal to the adjusted cost base of the Exchangeable Shares.

United States Federal Income Tax Considerations

Subject to the passive foreign investment company rules summarized under “Certain United States Federal Income Tax Considerations – Arrangement – PFIC Rules”, a United States Holder generally should not recognize a gain or loss upon the exchange of its Trust Units or Class A Units for Common Shares pursuant to the Arrangement. Such United States Holder’s tax basis in Common Shares received will equal its adjusted tax basis in the Trust Units or

Class A Units exchanged therefor and its holding period with respect to such Common Shares will include the holding period for such Trust Units or Class A Units.

United States Holders of Trust Units and Class A Units should read carefully the section entitled “Certain United States Federal Income Tax Considerations” in this Information Circular and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “Certain United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada and the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to tax implications in such jurisdictions of owning Common Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding Canadian federal, United States federal, provincial, state, local or territorial tax considerations of the Arrangement or of holding Common Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Securityholders, and the other necessary conditions at that point in time are satisfied or waived, the Pengrowth Entities will apply for the Final Order approving the Arrangement on December 16, 2010. If the Final Order is obtained on December 16, 2010 in form and substance satisfactory to the Pengrowth Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, we expect the Effective Date will be December 31, 2010. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Risk Factors

Other than risk factors relating to our structure, the risk factors relating to our subsidiaries and us will generally continue to apply to Pengrowth Energy after the Effective Date and will not be affected by the Arrangement. The risks associated with us and our subsidiaries are described in the AIF under the heading “Risk Factors”, which is incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement, the activities of Pengrowth Energy and the ownership of Common Shares following the Effective Date, which prospective investors should carefully consider. These risk factors are set forth under “Risk Factors” in this Information Circular and “Risk Factors” in “Appendix “D” – Information Concerning Pengrowth Energy Corporation”.

Securityholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming our public disclosure record, before making an investment decision. Securityholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units, Class A Units, Exchangeable Shares and Common Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

We are an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. Our purpose is to pay distributions to Unitholders, to purchase and hold royalty units and other securities issued by Pengrowth, our subsidiary, as well as other investments, and to issue Trust Units and Class A Units to the public. We also hold other permitted investments, including indebtedness of Pengrowth and oil and gas processing facilities. Our share of royalty income, together with any lease, interest and other income, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by us. Pengrowth, directly and indirectly, acquires, owns and manages working interests and royalty interests in oil and natural gas properties.

On October 31, 2006, the Canadian Minister of Finance announced the Canadian federal government’s plan to change the tax treatment of income trusts, including oil and gas income funds and royalty trusts. The government’s proposal (the “SIFT Rules”) was to tax certain publicly traded mutual fund trusts (like us) on their non-portfolio income at rates of tax comparable to the combined federal and provincial corporate tax rate and treat distributions of such income as dividends to unitholders. The Minister of Finance announced that existing trusts would have a four-year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. These proposals had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for securities of income trusts (including us), royalty trusts and numerous other Canadian securities. On June 22, 2007, the SIFT Rules became law when Bill C-52 received royal assent.

On July 14, 2008, the Minister of Finance announced proposals that would permit the conversion of a trust to a corporation on a tax-deferred basis (the “SIFT Conversion Rules”). The Minister of Finance also announced changes to these rules on November 18, 2008 and introduced a notice of ways and means motion on January 27, 2009 implementing the SIFT Conversion Rules. On March 12, 2009, the SIFT Conversion Rules received royal assent in Bill C-10. The SIFT Conversion Rules contain legislation which permits the conversion of a trust to a corporation to occur on a tax-deferred basis under two general types of commercial structures: (i) an exchange transaction, whereby unitholders of a trust would exchange their units for securities issued by a corporation, or (ii) a dissolution transaction, whereby the trust would distribute the securities it holds in its corporate subsidiary to its unitholders in consideration for the redemption of the unitholders’ units. The SIFT Conversion Rules also include certain provisions which permit the consolidation of the trust’s structure to occur on a tax-deferred basis. The SIFT Conversion Rules require that the exchange transaction or the dissolution transaction, as the case may be, be implemented prior to 2013. Alternative structures may also exist to enable a SIFT conversion after that date on a tax deferred basis.

Following the announcement in 2006, management continuously reviewed and assessed our strategic objectives and the alternatives available to us to minimize or avoid the negative impact of the SIFT Rules while maximizing value for our Securityholders. Management discussed its reviews and findings in this regard with our Board of Directors on a number of occasions throughout 2007, 2008, 2009 and 2010.

At a meeting held on October 20, 2010, management and our Board of Directors reviewed and discussed the principal terms and conditions of our proposed reorganization into a corporate structure. After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board’s duties and responsibilities to Securityholders and other stakeholders, the members of the Board in attendance approved proceeding with our proposed conversion into a corporate structure and on October 20, 2010, we announced that we would propose to Securityholders our conversion to a corporate structure no later than December 31, 2010.

On November 5, 2010, our Board of Directors unanimously resolved to approve the contents of this Information Circular and sending it to Securityholders. In connection with this approval, our Board of Directors concluded that the Arrangement was fair to Securityholders, was in the best interests of the Trust and the Securityholders and unanimously resolved to recommend that Securityholders vote their Trust Units, Class A Units and Exchangeable Shares in favour of the Arrangement. The Board also approved certain amendments to our Rights Incentive Plan.

See “Background to and Reasons for the Arrangement – Background to the Arrangement” and “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”.

Reasons for the Arrangement

Our Board of Directors and management believe that the Arrangement is in the best interest of Securityholders given the Federal Government proposals to tax income trusts commencing in 2011 and the diminished value of the income trust structure. The Arrangement:

•	will allow for a simplified and more efficient corporate structure which is easier for market participants to understand and value;

•	will remove us from the uncertainty that exists in the income trust marketplace today;

•

will result in favourable tax treatment afforded to the receipt of dividends, as compared to distributions of income from a trust under current Canadian tax laws, which may result in more attractive after-tax returns for certain eligible taxable Canadian investors, depending on individual circumstances. See “Certain Canadian Federal Income Tax Considerations”; and

•

may result in Pengrowth Energy having greater access to capital in Canada and other international markets from buyers who cannot buy Trust Units enabling it to exploit future acquisition opportunities, compete effectively for acquisitions and pursue growth initiatives;

The proposed corporate structure will allow Pengrowth Energy to continue to pursue our long term goal of maximizing value creation for the benefit of Securityholders and future shareholders and will enable Pengrowth Energy to continue to focus on our short and medium term inventory of low cost, low risk resource plays that have the ability to enhance reserves and production, including utilizing new technologies, while achieving operational efficiencies and maintaining cost discipline.

See “Appendix D – Information Concerning Pengrowth Energy Corporation”.

Recommendation of our Board of Directors

Our Board of Directors has unanimously determined that the Arrangement is fair to Unitholders and Exchangeable Shareholders, is in our best interest and is in the best interest of the Unitholders and the Exchangeable Shareholders, and recommends that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement.

As at November 1, 2010, our directors and officers and their associates beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4.4 million Trust Units and Class A Units, representing approximately 1.4% of the outstanding Trust Units and Class A Units. Such directors and officers and their associates also beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 68,000 Exchangeable Shares, which, as of November 1, 2010 were exchangeable into approximately 0.02% of the issued and outstanding Trust Units. Each of our directors and officers who own Trust Units, Class A Units and Exchangeable Shares have indicated they intend to vote all of their Trust Units, Class A Units and Exchangeable Shares in favour of the Arrangement Resolution.

THE ARRANGEMENT

General

The purpose of the Meeting is to consider and vote upon the Arrangement which involves a proposed internal reorganization of us and certain of our subsidiaries through which our current trust structure will be converted into a corporate structure. If the Arrangement is approved, we will convert into Pengrowth Energy, a new publicly traded, dividend-paying corporation. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The

Arrangement – Arrangement Agreement”, “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Appendix “D” – Information Concerning Pengrowth Energy Corporation”.

The Arrangement will not involve the acquisition of any additional interest in any operating assets or the disposition of any of our existing interests in our operating assets. Pengrowth Energy will own, directly or indirectly, the same assets that we currently own and Pengrowth Energy will assume all of our direct and indirect obligations. Following the completion of the Arrangement, the board of directors and senior management of Pengrowth Energy will be comprised of all eight current elected members of our board of directors and our senior management team. See “Appendix “D” – Information Concerning Pengrowth Energy Corporation – Directors and Executive Officers”.

Effect on Securityholders and on Distributions

Pursuant to the Arrangement, Unitholders will ultimately receive, for each Trust Unit or Class A Unit held, one Common Share of Pengrowth Energy. In addition, we will declare our regular distribution to holders of our Trust Units and Class A Units of record at 5:00 p.m. (MST) on December 31, 2010 of $0.07 per Trust Unit or Class A Unit, payable on January 17, 2011 which will be payable pursuant to the Arrangement or, if the Arrangement is not approved, in the normal course.

Holders of Exchangeable Shares will ultimately receive Common Shares of Pengrowth Energy based on the Exchange Ratio in effect on the Effective Date, with the Exchange Ratio adjusted to give effect to the December 2010 distribution. See “The Arrangement – Details of the Arrangement”, “The Arrangement – Arrangement Agreement”, “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Securities”.

Upon completion of the Arrangement, it is expected that Pengrowth Energy will adopt a monthly dividend policy with an initial dividend rate of $0.07 per Common Share, which will be paid on or about the 15th day or the next business day of each month following the end of each month to shareholders of record at the end of such month. The first monthly dividend of Pengrowth Energy is anticipated to be declared payable on February 15, 2011 to shareholders of record on January 31, 2011. Notwithstanding the foregoing, actual future cash dividends, if any, will be subject to the discretion of the Board of Directors of Pengrowth Energy, and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. Although it is expected that dividends of Pengrowth Energy will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of Common Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”. See “Appendix “D” – Information Concerning Pengrowth Energy Corporation – Dividend Record and Policy”.

Effect on Holders of Rights and Deferred Entitlement Units

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to any of our officers, directors or employees. In addition, the Arrangement will not constitute a change of control and will not trigger the acceleration of the vesting of any Rights or DEUs granted under our Rights Incentive Plan or DEU Plan. On November 5, 2010 our Board of Directors amended the Rights Incentive Plan to provide that upon the Arrangement becoming effective all Rights granted thereunder shall become rights to acquire Common Shares.

Pursuant to the Arrangement, the Amended Rights Incentive Plan and the Amended DEU Plan will become effective, all outstanding Rights and DEUs granted under the Rights Incentive Plan or DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms. As part of the Arrangement, all outstanding Rights and DEUs granted under the Rights Incentive Plan and DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms. Following the Arrangement, no further rights or deferred entitlement units will be granted under the Rights Incentive Plan or the DEU Plan. Pengrowth

Energy will meet its compensation objectives through the granting of securities in accordance with the terms of its 2010 LTIP, which was approved by our Unitholders at our annual and special meeting held on May 11, 2010, and which will be implemented upon completion of the Arrangement. See “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”. For a summary of the existing provisions of our Rights Incentive Plan, DEU Plan and 2010 LTIP, see “Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan” and “Appendix 1” to the  AGM Circular which are incorporated into this Information Circular by reference.

Effect on Distribution Reinvestment and Trust Unit Purchase Plan

Pursuant to the Arrangement, the Amended DRIP will become effective, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part. Pursuant to the Arrangement, the Amended DRIP will become effective, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part, and the December 2010 distribution of $0.07 per Trust Unit or Class A Unit, to be paid to holders of Trust Units and Class A Units, as the case may be, on January 17, 2011 will be automatically applied, on behalf of such deemed participants, to the purchase of Common Shares in accordance with the terms and conditions of the Amended DRIP. Until such time as the participant deposits with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units, all additional Common Shares purchased pursuant to the Amended DRIP with dividends paid on the Common Shares issuable in exchange for such Trust Units will be delivered to the Depositary and then held in trust for such participant.

The Amended DRIP will only be available to U.S. Securityholders upon Pengrowth Energy filing a registration statement in the United States to qualify the Common Shares issuable thereunder in the United States. Pengrowth expects that Pengrowth Energy will file such a registration statement in early January following completion of the Arrangement.

Participants in the DRIP who do not wish to be deemed to be participants in the Amended DRIP should terminate their participation in the DRIP, or the Amended DRIP following December 31, 2010, in accordance with the withdrawal procedures of the DRIP or the Amended DRIP, as applicable.

Effect on Long-Term Notes

Under the Arrangement, Pengrowth Energy will assume all of our obligations under the Notes such that the Notes will be valid and binding obligations of Pengrowth Energy. See “The Arrangement – Details of the Arrangement”.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out in Section 3.1 of the Plan of Arrangement, which is attached as Exhibit “A” to Appendix “A” of this Information Circular, will be deemed to occur in such order without any further act or formality, except as otherwise provided in the Plan of Arrangement.

New Pengrowth, Pengrowth and the Trust have each reserved the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (a) agreed to by each of New Pengrowth, Pengrowth and the Trust; (b) filed with the Court and, if made following the Meeting, approved by the Court; and (c) communicated to Securityholders, holders of Notes and Pengrowth Management in the manner required by the Court (if so required). Any amendment, modification or supplement to the Plan of Arrangement that it is not adverse to the financial or economic interests of any former holder of Securities, holders of Notes or Pengrowth Management may be made following the Effective Time by Pengrowth Energy.

Post-Arrangement Structure

The following diagram illustrates the organizational structure of Pengrowth Energy immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 325 million Common Shares will be issued and outstanding (assuming: (i) no Dissent Rights are exercised, (ii) no Securities are issued subsequent to the Record Date and prior to the Effective Time and (iii) the Exchange Ratio of the Exchangeable Shares on the Effective Date is the same as the Exchange Ratio on the Record Date). See “The Arrangement – General”, “The Arrangement – Effect on Securityholders and on Distributions” and “Appendix “D” – Information Concerning Pengrowth Energy Corporation”.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants of the Pengrowth Entities and various mutual conditions precedent.

The Arrangement Agreement is attached as Appendix “A” to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Declaration of Trust and Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders voting, together as a single class, either in person or by proxy, at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Registrar must issue the Certificate.

Pursuant to the Interim Order the Exchangeable Shareholders (through the Special Voting Unit) will vote together with the Unitholders at the Meeting as one class. The number of votes required to pass the Arrangement Resolution shall be not less than two thirds (66 2/3%) of the votes cast by the Unitholders and the Exchangeable Shareholders voting as one class, either in person or by proxy at the Meeting.

Court Approvals

Interim Order

On November 5, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix “B” to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, the Pengrowth Entities will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 17, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Securityholder, and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Pengrowth a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 10, 2010. Service of such notice shall be effected by service upon the solicitors for Pengrowth: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C.

The securities to be issued to Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the Court approves the terms and conditions of the Arrangement, the securities to be issued to Securityholders pursuant to the Arrangement will not require registration under the U.S. Securities Act.

We have been advised by our counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, we may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of the Pengrowth Entities to complete the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. See Section 4.1 of the Arrangement Agreement, which is attached as Appendix “A” to this Information Circular, for the full text of the specific conditions.

Upon the conditions being fulfilled or waived, the Pengrowth Entities intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes our Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The full text of the Arrangement Resolution is attached as Appendix “C” to this Information Circular.

Timing

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Securityholders, and the other necessary conditions at that point in time are satisfied or waived, the Pengrowth Entities will apply for the Final Order approving the Arrangement on December 16, 2010. If the Final Order is obtained on December 16, 2010 in form and substance satisfactory to the Pengrowth Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, we expect that the Effective Date will be December 31, 2010. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Class A Unitholders; (iii) the Exchangeable Shareholders; (iv) the holder of the Special Voting Unit; (v) the Trust; (vi) the Trustee; (vii) the Royalty Trustee; (viii) New Pengrowth; (ix) Pengrowth; (x) Pengrowth Subco; (xi) Monterey; (xii) New Pengrowth; (xiii) Esprit; (xiv) Pengrowth Management; (xv) PHT; and (xvi) the holders of the Notes. Commencing after the Effective Time, each of the events set out in section 3.1 of the Plan of Arrangement will occur in the order, on the dates and at the times specified therein without any further act or formality, except as otherwise provided in the Plan of Arrangement.

Procedure for Exchange of Securities

Trust Units, Class A Units and Exchangeable Shares

In order to receive their Common Shares on the completion of the Arrangement, each Securityholder must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a validly completed, duly executed applicable Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing such holder’s Trust Units, Class A Units and/or Exchangeable Shares. Separate Letters of Transmittal have been provided for the deposit of Units and Exchangeable Shares.

Securityholders whose Trust Units, Class A Units or Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit such Trust Units, Class A Units or Exchangeable Shares.

The use of the mail to transmit certificates representing Trust Units, Class A Units or Exchangeable Shares and the Letters of Transmittal and other relevant documents is at each holder’s risk. We recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Trust Units, Class A Units or Exchangeable Shares being deposited or if the certificates representing Common Shares transferred in exchange for such Trust Units, Class A Units or Exchangeable Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Securityholders maintained by our registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution (as such term is defined in the Letter of Transmittal). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units, Class A Units or Exchangeable Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing such Trust Units, Class A Units or Exchangeable Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

If a certificate representing Trust Units, Class A Units or Exchangeable Shares has been lost or destroyed, the applicable Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

From and after the time of exchange specified in the Plan of Arrangement, certificates formerly representing Securities that were exchanged under the Arrangement shall represent only the right to receive upon surrender of such certificates as contemplated by the Plan of Arrangement: (i) the consideration to which the holders are entitled to receive under the Arrangement, or as to those Securities held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement, to receive the fair value of the Securities represented by such certificates; and (ii) dividends or distributions with respect to such consideration, in each case subject to compliance with the requirements of the Plan and in the applicable Letter of Transmittal.

Subject to the provisions of the applicable Letter of Transmittal, Pengrowth Energy shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Securities of a validly completed and duly signed applicable Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Securities (which shall be cancelled), either: (a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or (b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder; certificates representing the number of Common Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto).

Notwithstanding the foregoing, if a participant in the DRIP is a registered Unitholder, all dividends which are paid in respect of the Common Shares issuable in exchange for such Trust Units will be used to purchase additional Common Shares pursuant to the Amended DRIP notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units. Until such time as the participant deposits with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Trust Units, all additional Common Shares purchased pursuant to the Amended DRIP with dividends paid on the Common Shares issuable in exchange for such Trust Units will be delivered to the Depositary and then held in trust for such participant. Each certificate formerly representing Trust Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder to receive Common Shares (including any additional Common Shares purchased pursuant to the Amended DRIP, if applicable) and any dividends or other distributions which may be, or have been, declared thereon.

All dividends or distributions, if any, made with respect to any Common Shares for which a certificate has not been issued pursuant to the Arrangement (including any dividends or distributions payable pursuant to the Arrangement to a former holder of Securities and any additional Common Shares purchased pursuant to the Amended DRIP, if applicable), shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the holder of the Common Shares. Subject to the Plan of Arrangement, the Depositary shall pay and deliver to any such holder of such Common Shares, as soon as reasonably practicable, such dividends and distributions (including any additional Common Shares purchased pursuant to the Amended DRIP, if applicable) to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Common Shares issued to such holder in accordance with the Arrangement.

Any certificate formerly representing Securities that is not deposited with all other documents as required by the Plan of Arrangement and the applicable Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Securities to receive Common Shares (and any dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable). In such case, such Common Shares (together with all dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable) shall be returned to AmalgamationCo and such Common Shares shall be cancelled.

No holder of Exchangeable Shares will be entitled to and neither Pengrowth Energy nor the Depositary will deliver fractions of Common Shares. Where the application of the Plan of Arrangement would otherwise result in an Exchangeable Shareholder receiving a fraction of a Common Share, such holder of Exchangeable Shares will only be entitled to receive the nearest whole number of a Common Share (with fractions equal to or greater than 0.5 being rounded up and less than 0.5 being rounded down). Exchangeable Shares held by registered holders of Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

Pengrowth Energy and the Depositary will be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former holder of Trust Units, Class A Units or Exchangeable Shares or any holder of Common Shares, such amounts as either Pengrowth Energy or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, if any, Pengrowth Energy and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Pengrowth Energy and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Pengrowth Energy and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units, Class A Units or Exchangeable Shares deposited pursuant to the Arrangement will be determined by us (or our successor, Pengrowth Energy) in our sole discretion. Depositing Securityholders agree that such determination shall be final and binding. We (and our successor, Pengrowth Energy) reserve the absolute right to reject any and all deposits, which we determine not to be in proper form or which may be unlawful for us to accept under the laws of any jurisdiction. We (and our successor, Pengrowth Energy) reserve the absolute right to waive any defect or irregularity in the deposit of any Securities. There is no duty or obligation on us, New Pengrowth, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Securities and no liability shall be incurred by any of them for failure to give such notice. We (and our successor, Pengrowth Energy) reserve the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

Should the Arrangement not be completed, any deposited Securities will be returned to the depositing holder at our expense upon written notice by us to the Depositary, by returning the deposited Securities (and any other relevant documents) by first class insured mail in the name of and to the address specified by the holder in the applicable Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the our transfer agent.

Rights and DEUs Under our Rights Incentive Plan and DEU Plan

Holders of Rights or DEUs under Pengrowth’s Rights Incentive Plan or DEU Plan will not be required to take any further action to receive Common Shares instead of Trust Units in accordance with the terms of such Rights and DEUs following the Arrangement.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Trust Units, Class A Units or Exchangeable Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix “B”, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix “E”. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Securityholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Trust Units, Class A Units and Exchangeable Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only registered Securityholders may dissent. Persons who are beneficial owners of Trust Units, Class A Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Trust Units, Class A Units or Exchangeable Shares. Accordingly, a beneficial owner of Trust Units, Class A Units or Exchangeable Shares desiring to exercise Dissent Rights must make arrangements for the Trust Units, Class A Units or Exchangeable Shares beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Arrangement Resolution is required to be received by us or, alternatively, make arrangements for the registered holder of such Trust Units, Class A Units or Exchangeable Shares to dissent on behalf of the Securityholder. In such case, the written objection, described below, should set forth the number of Trust Units, Class A Units and Exchangeable Shares covered by such written objection.

A Dissenting Securityholder must send to us a written objection to the Arrangement Resolution, which written objection must be received by us, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: D.J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the Business Day prior to the Meeting. No Securityholder who has voted in favour of the Arrangement Resolution will be entitled to dissent with respect to the Arrangement. A holder of Trust Units, Class A Units or Exchangeable Shares may not exercise the right to dissent in respect of only a portion of such holder’s Trust Units, Class A Units or Exchangeable Shares, but may dissent only with respect to all of the Trust Units, Class A Units and Exchangeable Shares held by the holder.

An application may be made to the Court by Pengrowth Energy or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder’s Trust Units, Class A Units and Exchangeable Shares, as applicable. If such an application to the Court is made by either Pengrowth Energy or a Dissenting Securityholder, Pengrowth Energy must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay such person an amount considered by the Board of Directors of Pengrowth Energy to be the fair value of the Trust Units, Class A Units and Exchangeable Shares held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Pengrowth Energy is the applicant, or within 10 days after Pengrowth Energy is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Pengrowth Energy for the purchase of such holder’s Trust Units, Class A Units and Exchangeable Shares in the amount of Pengrowth Energy’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Trust Units, Class A Units and Exchangeable Shares.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Trust Units, Class A Units and Exchangeable Shares of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Pengrowth Energy and in favour of each of those Dissenting Securityholders, and fixing the time within which Pengrowth Energy must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Pengrowth Energy and the Dissenting Securityholder as to the payment to be made by Pengrowth Energy to the Dissenting Securityholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Dissenting Securityholder’s Trust Units, Class A Units and Exchangeable Shares in the amount agreed to between Pengrowth Energy and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or if the Arrangement has not yet become effective, we may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Pengrowth Energy shall not make a payment to a Dissenting Securityholder under Section 191 if there are reasonable grounds for believing that Pengrowth Energy is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Pengrowth Energy would thereby be less than the aggregate of its liabilities. In such event, Pengrowth Energy shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities, in which case the Dissenting Securityholder may, by written notice to Pengrowth Energy within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Pengrowth Energy to be paid as soon as Pengrowth Energy is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Pengrowth Energy’s shareholders.

All Trust Units, Class A Units and Exchangeable Shares held by Securityholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust at the time set out in the Plan of Arrangement. If such Securityholders ultimately are not entitled to be paid the fair value for the Trust Units, Class A Units and Exchangeable Shares, such Trust Units, Class A Units and Exchangeable Shares will be deemed to have been transferred to Pengrowth Energy in exchange for Common Shares in accordance with the Plan of Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Trust Units, Class A Units and Exchangeable Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices “E” and “B”, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Trust Units, Class A Units and Exchangeable Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As at November 1, 2010, our directors and officers and their associates beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4.4 million Trust Units and Class A Units, representing approximately 1.4% of the outstanding Trust Units and Class A Units. Such directors and officers and their associates also beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 68,000 Exchangeable Shares, which, as of November 1, 2010 were exchangeable into approximately 0.02% of the issued and outstanding Trust Units. Each of our directors and officers who own Trust Units, Class A Units and Exchangeable Shares have indicated they intend to vote all of their Trust Units, Class A Units and Exchangeable Shares in favour of the Arrangement Resolution.

Immediately after giving effect to the Arrangement, it is anticipated that the directors and officers of Pengrowth Energy and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of the outstanding Common Shares (assuming: (i) no Dissent Rights are exercised, (ii) no Securities are issued subsequent to the Record Date and prior to the Effective Time and (iii) the Exchange Ratio of the Exchangeable Shares on the Effective Date is the same as the Exchange Ratio on the Effective Date).

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to any of our officers, directors or employees. In addition, the Arrangement will not constitute a change of control and will not trigger the acceleration of the vesting of any Rights or DEUs granted under our Rights Incentive Plan or DEU Plan. Pursuant to the Arrangement, the Amended Rights Incentive Plan and the Amended DEU Plan will become effective, all outstanding Rights and DEUs granted under the Rights Incentive Plan and DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms. Following the Arrangement, no further Rights or DEUs will be granted under the Rights Incentive Plan or the DEU Plan. Pengrowth Energy will meet its compensation objectives through the granting of securities in accordance with the terms of its 2010 LTIP, which was approved by our Unitholders at our annual and special meeting held on May 11, 2010, and which will be implemented upon completion of the Arrangement. See “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”. For a summary of the existing provisions of our Rights Incentive Plan, DEU Plan and 2010 LTIP, see “Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan” and “Appendix 1” to the AGM Circular which are incorporated into this Information Circular by reference.

None of our directors or officers, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, us or any of our affiliates, except as disclosed above or elsewhere in this Information Circular or the documents incorporated by reference herein.

Expenses of the Arrangement

The estimated costs to be incurred by us with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1.5 million.

Stock Exchange Listings

The TSX has conditionally approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement under the trading symbol “PGF”, subject to Pengrowth Energy fulfilling the requirements of the TSX.

We intend to apply to list the Common Shares to be issued and issuable under the Arrangement on the NYSE under the trading symbol “PGH”. Listing will be subject to Pengrowth Energy fulfilling all of the requirements of the NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Securities Law Matters

Canada

All securities to be issued or transferred under the Arrangement, including, without limitation, Common Shares to be transferred to Securityholders, will be issued or transferred in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the Common Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Pursuant to MI 61-101, the Arrangement is a “downstream transaction”. In accordance with MI 61-101, if the Arrangement is a “business combination” or a “related party transaction” then a formal valuation and minority Securityholder approval of the Arrangement would be required unless an exemption is available to us. Since the definition of “business combination” in MI 61-101 specifically excludes a “downstream transaction” and the provisions applying to “related party transactions” do not apply to “downstream transactions”, we are not required to obtain a formal valuation or minority approval of the Securityholders of the Arrangement pursuant to MI 61-101. In addition, no “collateral benefit” (as such term is defined in MI 61-101) is being received by any related party to us in connection with the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by the Pengrowth Entities for approval of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above. Although there have been a number of judicial decisions considering this section and its application to various arrangements, there have not been, to our knowledge, any recent significant decisions which would apply in this instance. Securityholders should consult their own legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

Status under U.S. securities laws

At the time of the Arrangement, each of the Trust and Pengrowth Energy will be a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. The Trust Units are currently listed for trading on the NYSE. We expect the Common Shares to be issued and reserved for issuance pursuant to the Arrangement to be listed on the NYSE.

Exemption from registration requirements of the U.S. Securities Act

The securities to be issued under the Arrangement to Securityholders will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued or transferred have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 5, 2010 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on December 17, 2010 by the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order”.

The Common Shares to be held by U.S. Securityholders following completion of the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by Persons who are “affiliates” of Pengrowth Energy after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive directors and officers of the issuer as well as principal shareholders of the issuer.

Any resale of Common Shares by an affiliate of Pengrowth Energy may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Such affiliates may immediately resell Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, subject to the requirements thereof. Such affiliates may also immediately resell their Common Shares in the United States in the manner contemplated by Rule 144 under the U.S. Securities Act.

Affiliates – Regulation

In general, under Regulation S, persons that are affiliates of Pengrowth Energy solely by virtue of their status as an officer or director of Pengrowth Energy may sell their Common Shares outside the United States in an “offshore transaction” if either the seller, an affiliate or any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered.” Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable). Certain additional restrictions set forth in Rule 903 of Regulation S, are applicable to sales outside the United States by a holder of Common Shares who is an affiliate of Pengrowth Energy after the Arrangement other than by virtue of his or her status as an officer or director of Pengrowth Energy.

Affiliates – Rule 144

In general, under Rule 144, persons that are affiliates of Pengrowth Energy after the Arrangement will be entitled to sell in the United States, during any three-month period, the Common Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, requirements, aggregation rules and the availability of current public information about Pengrowth Energy. Persons who are affiliates of Pengrowth Energy after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Pengrowth Energy.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with their own legal advisors to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement have been passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Pengrowth Entities. As at November 1, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units, less than 1% of the outstanding Class A Units and less than 1% of the outstanding Exchangeable Shares.

The principals of GLJ Petroleum Consultants Ltd., our independent petroleum consultants, do not hold any Trust Units, Class A Units or Exchangeable Shares as of the date hereof.

KPMG LLP, our auditors and the auditors of New Pengrowth, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement and acquisition, holding and disposition of Common Shares generally applicable to Securityholders and holders of Common Shares (together, “Holders”) who, for purposes of the Tax Act, and at all relevant times, hold their Securities and will hold their Common Shares as capital property and deal at arm’s length with, and are not affiliated with, us, Pengrowth and Pengrowth Energy. Securities and Common Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who are resident in Canada for purposes of the Tax Act and whose Securities or Common Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units or Common Shares, as the case may be, and every “Canadian security” (as defined in the Tax Act) owned by such Holder (other than Exchangeable Shares) in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election is generally not available in respect of the Exchangeable Shares. Holders who do not hold their Securities as capital property or who will not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not apply to: (i) a Holder that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (ii) a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act; (iii) a Holder that is a “specified financial institution” as defined in the Tax Act; (iv) a Holder whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada; or (v) an Exchangeable Shareholder who, immediately following the exchange of Exchangeable Shares for Common Shares, either: (i) alone or together with other persons with whom such Exchangeable Shareholder does not deal at arm’s length controls Pengrowth Energy; or (ii) beneficially owns Common Shares which have a fair market value in excess of 50% of the fair market value of all of the outstanding Common Shares immediately following the exchange. In addition, this summary does not address all of the income tax considerations in respect of Units acquired by a Holder thereof on the exercise of employee options. Any Holders to which this paragraph applies should consult their own tax advisor with respect to the Arrangement.

This summary is based on the current provisions of the Tax Act and Burnet, Duckworth & Palmer LLP’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the acquisition, holding or disposition of Common Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, regulatory or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences to them of the Arrangement and/or the acquisition, holding or disposition of Common Shares.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, is resident or is deemed to be resident in Canada (a “Resident Holder”).

Transfer of Units to New Pengrowth

A Resident Holder who transfers a Unit to New Pengrowth and receives a Common Share pursuant to the Arrangement will generally be deemed to have: (i) disposed of the Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Trust Unit or Class A Unit, as the case may be, to the Resident Holder immediately before the disposition; and (ii) acquired the Common Share received on the exchange at a cost equal to the cost amount to the Resident Holder of the particular Trust Unit or Class A Unit so transferred. As a result, Resident Holders will generally not realize a capital gain or a capital loss on the transfer of their Units.

The cost amount of a Trust Unit or Class A Unit to a Resident Holder immediately before the exchange will generally be equal to the adjusted cost base of the Trust Unit or Class A Unit, as the case may be. The cost of a Common Share to a Resident Holder following the Arrangement will generally be the average of the cost of all Common Shares held by such Resident Holder as capital property.

Transfer of Exchangeable Shares to New Pengrowth

A Resident Holder who transfers Exchangeable Shares to New Pengrowth and receives Common Shares pursuant to the Arrangement will, unless the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph, be deemed to have disposed of such Exchangeable Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof.

Such Resident Holder would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire the Common Shares at a cost, which is equal to the adjusted cost base of the Exchangeable Shares. This cost will be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Common Share held by the Resident Holder.

Notwithstanding the foregoing, a Resident Holder who receives Common Shares pursuant to the Arrangement may, if the Resident Holder so chooses, recognize all of a capital gain (or all a capital loss) in respect of the disposition by reporting the same in the Resident Holder’s income tax return for the taxation year during which the Arrangement. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Common Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Exchangeable Shares exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the Common Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Common Share held by the Resident Holder. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Holding and Disposing of Common Shares

Dividends on Common Shares

Dividends on Common Shares will be included in a Resident Holder’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by Pengrowth Energy at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Pengrowth has advised that, to the extent permitted under the Tax Act, Pengrowth Energy intends to designate all dividends paid on the Common Shares as eligible dividends for these purposes.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

In the case of a Resident Holder of Common Shares that is a corporation, dividends received on the Common Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income.

A Resident Holder of Common Shares that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder of Common Shares that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder (other than in a tax deferred transaction or a disposition to Pengrowth Energy that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), will generally result in the Resident Holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act).

Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dissenting Resident Holders

Pursuant to the Arrangement, a Dissenting Securityholder who is a Resident Holder (a “Resident Dissenting Holder”) will be deemed to have transferred such Resident Dissenting Holder’s Securities to the Trust and will be entitled to receive a cash payment equal to the fair value of such Securities. Such a Resident Dissenting Holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received (exclusive of any interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Securities immediately before the disposition and any reasonable costs associated with the disposition. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” above.

Interest awarded to a Resident Dissenting Holder by a court will be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act. In addition, a Resident Dissenting Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of six and two-thirds (6 2/3%) percent on its “aggregate investment income” (as defined in the Tax Act), including interest income.

Additional income tax considerations may be relevant to Resident Dissenting Holders and Resident Dissenting Holders should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of a particular plan, provided the Common Shares are listed on a designated stock exchange for the purposes of the Tax Act (which includes the TSX) or that Pengrowth Energy qualifies as a “public corporation” for the purposes of the Tax Act, Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts.

Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a tax-free savings account (a “TFSA”), the holder of a TFSA will be subject to a penalty tax on the Common Shares held in the TFSA if such holder does not deal at arm’s length with Pengrowth Energy for purposes of the Tax Act or the holder has a “significant interest” (within the meaning of the Tax Act) in Pengrowth Energy or a corporation, partnership or trust with which Pengrowth Energy does not deal at arm’s length for purposes of the Tax Act. Holders intending to hold Common Shares in a TFSA are advised to consult their own advisors.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and any relevant tax treaty, is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold their Units or the Common Shares received under the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Transfer of Units to New Pengrowth

A Non-Resident Holder who transfers a Unit to New Pengrowth and receives a Common Share under the Arrangement will generally be subject to the same Canadian federal income tax consequences as described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Transfer of Units to New Pengrowth” as though each reference therein to a “Resident Holder” were read as a reference to a “Non-Resident Holder”.

Where a Unit held by a Non-Resident Holder is “taxable Canadian property” of the Non-Resident Holder, a Common Share received upon the Arrangement will be deemed to be taxable Canadian property to the Non-Resident Holder. In certain circumstances such Common Share will cease to be taxable Canadian property five years after the Effective Date.

Based on representations of Pengrowth, in its capacity as administrator of the Trust, a Unit will generally not be considered to be taxable Canadian property to a Non-Resident Holder at the time of the Arrangement unless, at any time during the 60-month period immediately preceding the disposition of the Unit, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, held 25% or more of the issued Units.

Dissenting Non-Resident Holders

Pursuant to the Arrangement, a Non-Resident Holder who is a Dissenting Trust Unitholder or a Dissenting Class A Unitholder (either, a “Non-Resident Dissenting Holder”) will be deemed to have transferred such Non-Resident Dissenting Holder’s Units to the Trust and will be entitled to receive a cash payment equal to the fair value of the Non-Resident Dissenting Holder’s Units. A Non-Resident Dissenting Holder will be considered to have disposed of such Units for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Non-Resident Dissenting Holder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such Trust Units or Class A Units, as the case may be, to the Non-Resident Dissenting Holder.

A Non-Resident Dissenting Holder will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Units unless such Units are or are deemed to be taxable Canadian property to such Non-Resident Dissenting Holder and the Non-Resident Dissenting Holder is not entitled to relief under an applicable tax treaty between Canada and the Non-Resident Dissenting Holder’s country of residence. See the discussion above under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Transfer of Units to New Pengrowth” for a general discussion of Units being taxable Canadian property.

An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax.

Dividends on Common Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on Common Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of Common Shares

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Common Shares unless the Common Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the Common Share: (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Pengrowth Energy; and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to a Non-Resident Holder (see, for example, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident In Canada – Transfer of Units to New Pengrowth”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences to United States Holders (as defined below) of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, the Income Tax Convention between the Canada-U.S. Tax treaty and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders that hold Class A Units or Trust Units (and, following the completion of the Arrangement, holders that will hold Common Shares) as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as: (i) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies; (ii) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (iii) traders in securities that elect to use a mark-to-market method of accounting; (iv) dealers in securities or currencies; (v) persons that own Units (or, following the completion of the Arrangement, persons that will own Common Shares) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment; (vi) persons that acquired their Units in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) persons that own directly, indirectly or constructively 10% or more, by voting power or value, of the outstanding equity interests of the Trust (or, following the completion of the Arrangement, persons that will own directly, indirectly or constructively 10% or more, by voting power or value, of the outstanding equity interests of Pengrowth Energy); (viii) persons whose “functional currency” is not the United States dollar, (ix) United States expatriates; and (x) persons that are not United States Holders. In addition, this discussion does not address any United States federal alternative minimum tax, United States federal estate, gift or other non-income tax; or any state, local or non-United States tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

As used herein, the term “United States Holder” means a beneficial owner of a Unit (or, following the completion of the Arrangement, a beneficial owner of Common Shares) that is: (i) a citizen or individual resident of the United States as determined for United States federal income tax purposes; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation without regard to the source; or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Units (or, following the completion of the Arrangement, a beneficial owner of Common Shares), the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Units or Common Shares is urged to consult its own tax advisor.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

Arrangement

In General

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a United States Holder generally should not recognize a gain or loss upon the exchange of its Units for Common Shares pursuant to the Arrangement. This conclusion is based in part on treating the various transactions that constitute the Arrangement as an integrated transaction for United States federal income tax purposes. If the Arrangement does not result in the recognition of a gain or loss, a United States Holder’s tax basis in Common Shares received pursuant to the Arrangement generally will equal the United States Holder’s adjusted tax basis in its Units exchanged therefor, and the United States Holder’s holding period with respect to such Common Shares generally will include the United States Holder’s holding period with respect to the Units exchanged therefore pursuant to the Arrangement.

PFIC Rules

The foregoing discussion assumes that the Trust was not a PFIC for any taxable year during which a United States Holder held Units, including the current year. If the Trust were classified as a PFIC, the United States federal income tax consequences of the Arrangement to a United States Holder could be materially different from those described above. A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either: (1) at least 75% of its gross income is “passive” income; or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

The Trust believes that it has never been a PFIC, and, based on its current operation, that it will not become a PFIC prior to the Arrangement. Determining PFIC classification is fundamentally factual in nature, however, and such determination generally cannot be made until the close of the taxable year in question. Consequently, there is no assurance that the Trust has never been and will not become a PFIC for any taxable year during which a United States Holder held Units.

Except as described in the next sentence, if the Trust were classified as a PFIC for any taxable year during which a United States Holder held Units, such United States Holder generally would be taxed at ordinary income tax rates on any gain realized on the exchange of its Units for Common Shares pursuant to the Arrangement, and generally would also be subject to a special interest charge with respect to any such gain. However, a United States Holder that held Units during any taxable year for which the Trust was classified as a PFIC generally would not be subject to United States federal income tax as described in the previous sentence if: (i) Pengrowth Energy (as the successor of the Trust) is classified as a PFIC for the taxable year that includes the day after the Effective Date; and (ii) the United States Holder timely provides certain information concerning the Arrangement to the IRS with United States Holder’s United States federal income tax return for the taxable year which includes the Effective Date. Each United States Holder should consult its own tax advisor regarding the United States federal tax considerations that would be applicable to it if the Trust were classified as a PFIC for any taxable year during which the United States Holder held Units.

Ownership and Disposition of Common Shares

Dividends

Subject to the discussion below under “Certain United States Federal Income Tax Considerations – Ownership and Disposition of Common Shares – PFIC Status of Pengrowth Energy”, the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to Common Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be included in income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Pengrowth Energy as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of Pengrowth Energy’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Common Shares). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as a long term capital gain if such United States Holder’s holding period in its Common Shares exceeds one year as of the date of the distribution and otherwise will be short term capital gain.

If Pengrowth Energy is eligible for benefits under the Canada-U.S. Tax treaty (as is expected), under current laws dividends received by non-corporate United States Holders, including individuals, will be “qualified dividend income” to such United States Holders. If certain holding period and other requirements (including a requirement that Pengrowth Energy is not a PFIC in the year of the dividend or the preceding year) are met such dividends would be eligible for reduced rates of taxation. The reduced rates of taxation on qualified dividend income are scheduled to expire at the end of 2010. Pengrowth is unable to predict whether such rates will be re-enacted in the future.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under “Certain United States Federal Income Tax Considerations – Arrangement – PFIC Status of Pengrowth Energy”, for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange or other taxable disposition of any of its Common Shares in an amount equal to the difference between (i) the United States dollar value of the amount realized for Common Shares and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in Common Shares. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers on assets held for more than one year are generally subject to preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

PFIC Status of Pengrowth Energy

As discussed above under “Certain United States Federal Income Tax Considerations – Arrangement – PFIC Rules,” based on our current operations, Pengrowth Energy is not expected to be a PFIC in 2011 or subsequent years. However, PFIC status is fundamentally factual in nature, and generally cannot be determined until the close of the taxable year in question and is determined annually.

If Pengrowth Energy were classified as a PFIC for any year during which a United States Holder owns Common Shares (regardless of whether Pengrowth Energy continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime.

Certain elections may be available to a United States Holder if Pengrowth Energy were classified as a PFIC. Pengrowth Energy will provide United States Holders with information concerning the potential availability of such elections if Pengrowth Energy determines that it is or will become a PFIC.

Other Considerations

Foreign Tax Credit

Any tax withheld by Canadian taxing authorities with respect to distributions on, or proceeds from disposition of, Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares will be foreign-source income and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder, and gain recognized on the sale of Common Shares will generally be treated as United States source for such purposes. Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

The Receipt of Canadian Currency

Taxable dividends with respect to Common Shares that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time. The amount realized upon the sale, exchange or other taxable disposition of Common Shares will generally be based on the U.S. dollar value of the Canadian dollars received on the settlement date of the disposition. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Under some circumstances, a United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.

Recently Enacted Legislation

Newly enacted legislation requires certain United States Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain United States Holders who are individuals that hold certain foreign financial assets (which may include our Units and the Common Shares of Pengrowth Energy) to report information relating to such assets, subject to certain exceptions.

United States Holders are urged to consult their own tax advisors regarding the possible implications of the recently enacted legislation described above.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada and the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to tax implications in such jurisdictions of owning Common Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding Canadian federal, United States federal, provincial, state, local or territorial tax considerations of the Arrangement or of holding Common Shares.

INFORMATION CONCERNING THE PENGROWTH ENTITIES

The Trust

We are an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988 pursuant to the Declaration of Trust. Computershare has been appointed as our trustee under the Declaration of Trust. Our purpose is to pay distributions to Unitholders, to purchase and hold royalty units and other securities issued by Pengrowth, our subsidiary, as well as other investments, and to issue Trust Units and Class A Units to the public. We also hold other permitted investments, including indebtedness of Pengrowth and oil and gas processing facilities. Our share of royalty income, together with any lease, interest and other income, less general and administrative expenses, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by us.

For a detailed description of our business, see “Pengrowth Energy Trust”, “General Development of the Business” and “Description of Our Business” in the AIF, which is incorporated by reference herein.

Pengrowth

Pengrowth is a corporation amalgamated under the provisions of the ABCA, which, directly and indirectly, acquires, owns and manages working interests and royalty interests in oil and natural gas properties. Pengrowth is our administrator and is a direct subsidiary of us.

Pengrowth was created under the laws of the Province of Alberta on December 30, 1987. Pengrowth presently has 1,100 common shares issued and outstanding, all of which are owned by us. Pengrowth also has Exchangeable Shares outstanding.

Other Pengrowth Entities

New Pengrowth was incorporated on October 4, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

Each of the other Pengrowth Entities is a corporation or trust formed and governed by the laws of the Province of Alberta, each of which is a direct or indirect wholly-owned subsidiary of the Trust. Monterey carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada. Esprit, PHT and Pengrowth Subco are not actively carrying on business at present.

The registered and/or head office of each of the Pengrowth Entities is located at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

Potential Acquisitions

We continue to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of our on-going asset portfolio management program. We are normally in the process of evaluating several potential acquisitions at any one time, which individually or in the aggregate could be material. As of the date hereof, we have not reached agreement on the price or terms of any potential material acquisitions. We cannot predict whether any current or future opportunities will result in one or more acquisitions for us.

Potential Dispositions and Farm-Outs

We continue to evaluate potential dispositions of our petroleum and natural gas assets as part of our on-going portfolio asset management program. In addition, we continue to evaluate potential farm-out opportunities with other industry participants in respect of our petroleum and natural gas assets in circumstances where we believe it is prudent to do so based on, among other things, our capital program, development plan timelines, operational efficiencies and the risk profile of such assets. We are normally in the process of evaluating several potential dispositions of our assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, we have not reached agreement on the price or terms of any potential material dispositions or farm-outs. We cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for us.

Potential Financings

We may complete financings of Trust Units or debt (which may be convertible into Trust Units) for purposes that may include financing of acquisitions, our operations and capital expenditures and repayment of indebtedness. We cannot predict whether or on what terms any future financing will be completed.

Significant Acquisitions

We have not completed an acquisition during our most recently completed financial year and up to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102. In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and that would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of our subsidiaries and us has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Pengrowth, at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, T2P 0B4, (telephone: 1-800-223-4122). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com and in the United States through the EDGAR at the SEC’s website at www.sec.gov. Financial information respecting us is provided in our financial statements and management’s discussion and analysis, which are incorporated herein by reference.

The following documents, filed with the various securities commissions or similar authorities in the jurisdictions where we are a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the AGM Circular;

(b)	the AIF;

(c)	the Annual Financial Statements;

(d)	the Annual MD&A;

(e)	the material change report dated July 21, 2010 in respect of the proposed acquisition of Monterey by us;

(f)	the Third Quarter Financial Statements;

(g)	the Third Quarter MD&A; and

(h)	the material change report dated September 27, 2010 in respect of the completion of the acquisition of Monterey by us.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by us with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Securities

The Trust Units are listed on the TSX and the NYSE under the symbols “PGF.UN” and “PGH”, respectively. The following tables set forth certain trading information for the Trust Units in 2010 as reported by the TSX and the NYSE. The Class A Units and Exchangeable Shares are not listed on any stock exchange.

	TSX
Period	Unit price ($) High	Unit price ($) Low	Volume
January	11.30	10.15	10,678,116
February	11.32	10.62	7,302,202
March	11.96	11.02	15,393,052
April	12.00	11.14	10,886,992
May	11.72	8.50	11,436,919
June	10.42	8.73	11,713,736
July	10.43	9.40	19,638,174
August	10.36	9.86	11,806,987
September	11.44	10.32	18,338,028
October	12.28	11.29	13,490,790
November (1 – 5)	12.93	12.11	3,970,496

	NYSE
Period	Unit price (US$) High	Unit price (US$) Low	Volume
January	10.92	9.72	26,228,697
February	10.73	10.04	19,346,573
March	11.78	10.51	23,496,740
April	11.97	10.97	22,006,003
May	11.60	8.61	31,080,524
June	10.27	8.97	19,000,731
July	10.03	8.85	20,815,405
August	9.98	9.25	15,532,105
September	11.10	9.82	23,259,381
October	11.99	11.02	16,494,542
November (1 – 5)	12.87	12.05	4,641,525

On November 5, 2010, the last trading day prior to the date of this Information Circular, the closing price of the Trust Units was $12.93 on the TSX and US$12.75 on the NYSE (as reported by such stock exchanges).

Prior Sales

We have not sold or issued any Trust Units, Class A Units, Exchangeable Shares or securities convertible into Trust Units during the period from November 1, 2009 to October 31, 2010, inclusive, except as set forth below:

(a)	we issued 287,511 Trust Units with an aggregate value of approximately $5.0 million upon the redemption of DEUs granted under our DEU Plan;

(b)	we issued 540,267 Trust Units upon the exercise of Rights granted under our Rights Plan for aggregate consideration of approximately $3.4 million (representing the exercise price of such Rights);

(c)	we issued 2,098,868 Trust Units pursuant to our DRIP for aggregate consideration of approximately $21.1 million;

(d)	we granted 106,167 Rights to acquire an equal number of Trust Units pursuant to the Rights Plan with a weighted average exercise price of $10.59 per Trust Unit;

(e)	we granted 1,669,424 DEUs exercisable into an equal number of Trust Units pursuant to the DEU Plan and pursuant to the reinvestment of notional distributions earned on DEUs with a deemed value of $11.21 per Trust Unit;

(f)	we issued 28,917,031 Trust Units for aggregate value of approximately $318.1 million in connection with the Monterey business combination; and

(g)	we issued 4,050,898 Exchangeable Shares outstanding in connection with the Monterey business combination that have a value of approximately $44.6 million.

Distributions to Unitholders

During the periods indicated, we have declared the following amount of cash distributions per Trust Unit, each amount being paid in the following month:

Month	2010 ($)		2009 ($)	2008 ($)	2007 ($)
January	0.0700		0.1700	0.2250	0.2500
February	0.0700		0.1700	0.2250	0.2500
March	0.0700		0.1000	0.2250	0.2500
April	0.0700		0.1000	0.2250	0.2500
May	0.0700		0.1000	0.2250	0.2500
June	0.0700		0.1000	0.2250	0.2500
July	0.0700		0.1000	0.2250	0.2500
August	0.0700		0.1000	0.2250	0.2500
September	0.0700		0.0700	0.2250	0.2500
October	0.0700		0.0700	0.2250	0.2250
November	0.0700	(1)	0.0700	0.2250	0.2250
December	0.0700	(1)	0.0700	0.2250	0.2250

Total	0.8400	(1)	1.220	2.700	2.925

Note:

(1)	November and December 2010 distributions have not yet been declared by the Board of Directors but are anticipated to be $0.07 per Unit.

Distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including commodity prices, production rates, proposed capital expenditures, our level of indebtedness and our ability to access equity and debt capital. Our Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. Our Board of Directors cannot provide assurance that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Distributions” and “Risk Factors” in the AIF.

Legal Proceedings and Regulatory Actions

We are sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational or labour issues. The outcome of such claims against us is not determinable at this time, however they are not expected to have a materially adverse effect on us as a whole. We are not, and have not been at any time within the most recently completed financial year, a party to any legal proceedings, known or contemplated, where the damages involved, excluding interest and costs, exceed ten percent of our assets.

There were no: (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year or during the current financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements us entered into before a court relating to securities legislation or with a securities regulatory authority during our most recently completed financial year or during the current financial year.

Auditors, Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units and Class A Units is Computershare at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the city of Golden, Colorado in the United States.

The transfer agent and registrar for the Exchangeable Shares is Computershare at its principal offices in Calgary, Alberta and Toronto, Ontario

The auditors of the Trust are KPMG LLP, Chartered Accountants in Calgary, Alberta.

INFORMATION CONCERNING PENGROWTH ENERGY CORPORATION

Pengrowth Energy will be the corporation continuing as a result of the amalgamation of Pengrowth, Pengrowth Subco, Monterey and New Pengrowth under the ABCA pursuant to the Arrangement to be known as “Pengrowth Energy Corporation”. Following the completion of the Arrangement, the business and operations of Pengrowth Energy will be the business and operations currently carried out by Pengrowth on our behalf. The registered and head office of Pengrowth Energy will be located at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

Pursuant to the Arrangement, the amalgamation of Pengrowth, Pengrowth Subco, Monterey and New Pengrowth will be deemed to be effective at 12:01 a.m. (MST) on January 1, 2010 and articles of amalgamation will be filed with the Registrar to be effective on that day. See “The Arrangement – Details of the Arrangement”, “The Arrangement – General”, “The Arrangement – Effect on Securityholders and on Distributions”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the body of this Information Circular.

Pengrowth Energy will become a reporting issuer in all provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to “Appendix “D”– Information Concerning Pengrowth Energy Corporation” for a more detailed description of Pengrowth Energy.

RISK FACTORS

Other than risk factors relating to our structure, risk factors relating to our subsidiaries and us will generally continue to apply to Pengrowth Energy after the Effective Date and will not be affected by the Arrangement. The risks associated with us and our subsidiaries are described in the AIF under the heading “Risk Factors” which are incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement that prospective investors should carefully consider. These risk factors are described below.

Required Judicial and Regulatory Approvals

Completion of the steps contemplated by the Arrangement Agreement and the Plan of Arrangement requires that we obtain judicial and regulatory approvals. Such approvals include, without limitation, issuance of the Final Order, conditional approval of the TSX and the NYSE for the listing of the Common Shares. Failure to obtain the Final Order, TSX approval, NYSE approval or other regulatory approvals on terms acceptable to our Board of Directors could result in a decision to not proceed with the Arrangement. If any of the required approvals cannot be obtained on terms satisfactory to our Board of Directors, or at all, the Arrangement Agreement (including the Plan of Arrangement) may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval. In the event that the Arrangement Agreement or Plan of Arrangement cannot be amended so as to mitigate the negative consequences of the failure to obtain a required approval or consent, the Arrangement may not proceed. If the Arrangement is not completed, the market price of the Trust Units may be adversely affected. See “The Arrangement – Arrangement Agreement”.

Failure to Realize Anticipated Benefits of the Arrangement

While we believe that completing the Arrangement will allow us to achieve the benefits described in this Information Circular (see “Background to and Reasons for the Arrangement”), there is no guarantee that we will realize any of the benefits, whether as described herein or at all.

There are a number of additional risk factors relating to the activities of Pengrowth Energy and the ownership of Common Shares following the Effective Date, which prospective investors should carefully consider. These risk factors are set forth in “Appendix “D” – Information Concerning Pengrowth Energy Corporation – Risk Factors”.

Securityholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust’s public disclosure record, before making an investment decision. Securityholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units, Class A Units, Exchangeable Shares and Common Shares.

GENERAL PROXY MATTERS

General

Accompanying this Information Circular is a form of proxy for holders of Trust Units, a form of proxy for holders of Class A Units and a form of voting direction for holders of Exchangeable Shares.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by our management to be used at the Meeting. Proxies are being solicited primarily by mail, but may also be solicited by email, facsimile, telephone or oral communication by our directors, officers and employees, at no additional compensation. We have not retained a proxy solicitation agent at the date hereof. If we determine to retain a proxy solicitation agent, we will pay a fee to such agent in accordance with industry practice and will reimburse such agent for its reasonable expenses.

Record Date

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 1, 2010. Only Securityholders whose names have been entered in the applicable register of Trust Units, Class A Units and Exchangeable Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Voting of Proxies

The persons named in the accompanying applicable form of proxy will vote the Trust Units and Class A Units in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, the Trust Units and Class A Units will be voted FOR the approval of the Arrangement Resolution and the other matters proposed by us to be considered at the Meeting.

Voting by Holders of Exchangeable Shares

Each holder of Exchangeable Shares is entitled to give Computershare voting instructions for a number of votes in respect of the matters which are being placed before the Meeting equal to the number of Exchangeable Shares held by such holder on the Record Date multiplied by the Exchangeable Share Ratio as of the Record Date.

The form of voting direction, which accompanies this Information Circular, is the means by which holders of Exchangeable Shares may authorize the voting of the voting rights associated with the Exchangeable Shares. Computershare will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare will not exercise these votes. Holders of Exchangeable Shares may also instruct Computershare to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to us a proxy to vote those votes. The procedures for holders of Exchangeable Shares to instruct Computershare about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares” that has been provided to holders of Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting.

A voting direction may be revoked at any time before it is acted on. A voting direction may be revoked by an Exchangeable Shareholder delivering a notice in writing to that effect to either: (i) Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting; or (ii)  with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

Appointment and Revocation of Proxies

The enclosed applicable forms of proxy appoint Derek W. Evans or John B. Zaozirny, who are Directors of Pengrowth, as proxyholders. Should a Unitholder choose to vote by proxy, the applicable form of proxy should be completed, signed and returned as indicated below. Alternatively, a Unitholder may vote through the website as directed on the applicable form of proxy or by calling the toll-free number located on the applicable form of proxy.

Whether or not a Unitholder attends the Meeting, a Unitholder may appoint someone other than Messrs. Evans or Zaozirny to attend and vote as the Unitholder’s proxyholder. The enclosed applicable form of proxy or another appropriate form of proxy may be used to appoint a different proxyholder by inserting their name in the space indicated on the applicable proxy form. The proxyholder does not need to be a Unitholder. These votes will only be counted if the person appointed as a proxy attends the Meeting and votes on behalf of the Securityholder.

Completed proxies and voting directions should be mailed to, or deposited with, our Corporate Secretary of in care of Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting.

A proxy may be revoked at any time before it is acted on. A proxy may be revoked by a Unitholder delivering a notice in writing to that effect to either: (i) Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 9:00 a.m. (Calgary time) on December 15, 2010 or 24 hours prior to the time of any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

A proxy can also be revoked by a Unitholder attending the Meeting and voting the Trust Units or Class A Units, as applicable, in person or by any other manner permitted by law.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Unitholder or Exchangeable Shareholder or his or her attorney authorized in writing, or if the Unitholder or Exchangeable Shareholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with us).

Exercise of Discretion of Proxy

The enclosed form of proxy and voting direction confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, our management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Nature of Exchangeable Shares

The Exchangeable Shares provide the holder with a security having economic, ownership and voting rights, which are, as nearly as practicable, equivalent to those of Trust Units.

In accordance with the terms of the Exchangeable Shares, in connection with the Arrangement, Exchangeable Shareholders are required to vote together with the holders of Units through the Special Voting Unit or as otherwise provided for in the Arrangement and the Exchangeable Shareholders are not entitled to a class vote. Each Exchangeable Share entitles the holder to that number of votes equal to the Exchange Ratio in effect on the Record Date of the Meeting.

Advice to Beneficial Holders of Trust Units, Class A Units and Exchangeable Shares

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Trust Units or Class A Units in their own name. Unitholders who do not hold their Trust Units or Class A Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of our registrar and transfer agent, as the registered holders of Trust Units or Class A Units can be recognized and acted upon at the Meeting. If Trust Units or Class A Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units or Class A Units will not be registered in the Unitholder’s name on our records. Such Trust Units or Class A Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units or Class A Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms. Trust Units or Class A Units held by brokers or their nominee can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. We do not know for whose benefit the Trust Units or Class A Units registered in the name of CDS & Co. are held. The majority of Trust Units and Class A Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively the Beneficial Unitholder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Unitholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at a meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units or Class A Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units or Class A Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Trust Units or Class A Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Trust Units or Class A Units in that capacity. If you wish to attend the Meeting and vote your own Trust Units or Class A Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose names appear on the records of Pengrowth as the registered holders of Exchangeable Shares are entitled to instruct Computershare as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

See “Questions and Answers on Voting” and “General Proxy Matters” in this Information Circular.

Procedure and Votes Required

The Interim Order provides that each registered Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

•	the Exchangeable Shareholders will vote (through the Special Voting Unit) together with the Unitholders at the Meeting;

•

each Trust Unit and Class A Unit will be entitled to one vote at the Meeting. The Special Voting Unit held by Computershare for the benefit of holders of Exchangeable Shares will be entitled to a number of votes at the Meeting equal to the aggregate number of Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date;

•	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds (66 2/3%) of the votes cast by Securityholders, either in person or by proxy, at the Meeting; and

•

the quorum for the transaction of business at the Meeting is not less than two individuals present, holding or representing not less than 5% of the aggregate number of votes attaching to all outstanding Trust Units and Class A Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, it shall be adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chairman of the Meeting and, if at such adjourned Meeting a quorum is not present, the Unitholders present in person, or by proxy, shall be quorum for all purposes.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2010, there were 321,306,896 Trust Units, 888 Class A Units and one (1) Special Voting Unit issued and outstanding. Each Trust Unit and Class A Unit will be entitled to one vote at the Meeting.

As at November 1, 2010, there were 4,050,898 Exchangeable Shares outstanding (which were exercisable into an aggregate of 4,076,500 Trust Units). The Special Voting Unit held by Computershare for the benefit of holders of Exchangeable Shares will be entitled to a number of votes at the Meeting equal to the aggregate number of Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

To the knowledge of our directors and officers, as at the date of this Information Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Trust Units or Exchangeable Shares carrying more than 10% of the votes which may be cast at the Meeting.

As at November 1, 2010, our directors and officers and their associates beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4.4 million Trust Units and Class A Units, representing approximately 1.4% of the outstanding Trust Units and Class A Units. Such directors and officers and their associates also beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 68,000 Exchangeable Shares, which, as of November 1, 2010 were exchangeable into approximately 0.02% of the issued and outstanding Trust Units. Each of our directors and officers who own Trust Units, Class A Units and Exchangeable Shares have indicated they intend to vote all of their Trust Units, Class A Units and Exchangeable Shares in favour of the Arrangement Resolution.

ADDITIONAL INFORMATION

Additional information relating to us is available on the SEDAR website at www.sedar.com and EDGAR at the SEC’s website at www.sec.gov. Financial information in respect of us and our affairs is provided in our annual audited comparative consolidated financial statements for the year ended December 31, 2009 and the associated management’s discussion and analysis. Copies of our financial statements and associated management’s discussion and analysis are available upon request from us at Suite 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4, Attention: Investor Relations.

AUDITORS’ CONSENT

We have read the Information Circular and Proxy Statement of Pengrowth Energy Trust (the “Trust”) dated November 5, 2010 with respect to a plan of arrangement involving the Trust, Pengrowth Corporation, Esprit Energy Trust, Pengrowth Holding Trust, 1552168 Alberta Ltd., Monterey Exploration Ltd., 1562803 Alberta Ltd., the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular and Proxy Statement of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008 and the consolidated statements of income and deficit and cash flows for the years then ended. Our report is dated March 8, 2010.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

November 5, 2010

APPENDIX “A”

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 5th day of November, 2010.

AMONG:

PENGROWTH ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of the Province of Alberta (the “Trust”)

- and -

PENGROWTH CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“Pengrowth”)

- and -

ESPRIT ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of the Province of Alberta (“Esprit”)

- and -

PENGROWTH HOLDING TRUST, an unincorporated open-ended investment trust established under the laws of the Province of Alberta (“PHT”)

- and -

1552168 ALBERTA LTD, a corporation incorporated under the laws of the Province of Alberta (“Pengrowth Subco”)

- and -

MONTEREY EXPLORATION LTD, a corporation amalgamated under the laws of the Province of Alberta (“Monterey”)

- and -

1562803 ALBERTA LTD, a corporation incorporated under the laws of the Province of Alberta (“New Pengrowth”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units and class A trust units of the Trust and the holders of exchangeable shares of Pengrowth;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(c)	“Amalgamation” means the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

(d)	“AmalgamationCo” or “Pengrowth Energy” means Pengrowth Energy Corporation, the corporation formed on the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

(e)	“Arrangement” means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(f)	“Arrangement Resolution” means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix C to the Information Circular to be voted upon by Securityholders at the Meeting;

(g)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h)	“Board of Directors” means the Board of Directors of Pengrowth;

(i)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(j)	“Class A Unit” means a class A trust unit of the Trust;

(k)	“Class A Unitholders” means the holders of Class A Units;

(l)	“Common Shares” mean the common shares of New Pengrowth prior to the Amalgamation and the common shares of AmalgamationCo subsequent to the Amalgamation;

(m)	“Court” means the Court of Queen’s Bench of Alberta;

(n)

“Declaration of Trust” means the amended and restated trust indenture made as of the 1st day of July, 2009, between Pengrowth and Computershare Trust Company of Canada, as may be from time to time amended, supplemented or restated;

(o)	“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(p)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(q)	“Exchangeable Shareholders” means the holders of Exchangeable Shares;

(r)	“Exchangeable Shares” means the series A exchangeable shares of Pengrowth;

(s)	“Esprit” means Esprit Energy Trust, an unincorporated open ended investment trust established under the laws of Alberta;

(t)	“Final Order” means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u)	“Information Circular” means the information circular and proxy statement to be prepared by the Trust as part of the proxy solicitation materials in respect of the Meeting;

(v)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w)	“Meeting” means the special meeting of Unitholders and Exchangeable Shareholders (voting through the Special Voting Unit) to be held on December 16, 2010 and any adjournments thereof to consider and vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting in respect thereof;

(x)	“Monterey” means Monterey Exploration Ltd., a corporation amalgamated under the ABCA;

(y)	“New Pengrowth” means 1562803 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(z)	“Notice of Meeting” means the Notice of Special Meeting of Securityholders, which accompanies the Information Circular;

(aa)	“NYSE” means the New York Stock Exchange;

(bb)	“Pengrowth Entities” means, together, the Trust, Pengrowth, Esprit, Pengrowth Subco, Monterey and New Pengrowth;

(cc)	“Pengrowth” means Pengrowth Corporation, a corporation amalgamated under the ABCA;

(dd)	“Pengrowth Subco” means 1552168 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(ee)	“person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(ff)	“PHT” means Pengrowth Holding Trust, a wholly-owned subsidiary of the Trust;

(gg)	“Plan” or “Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof;

(hh)	“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

(ii)	“Securities” means, collectively, the Trust Units, Class A Units and Exchangeable Shares;

(jj)	“Securityholders” means, collectively, the Trust Unitholders, Class A Unitholders and Exchangeable Shareholders;

(kk)	“Special Voting Unit” means the special voting unit of the Trust;

(ll)	“Trust” means Pengrowth Energy Trust, an unincorporated open ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

(mm)	“Trustee” means Computershare Trust Company of Canada, the trustee of the Trust, or such other trustee, from time to time, of the Trust;

(nn)	“Trust Unit” means a unit of the Trust other than a Class A Unit or a Special Voting Unit;

(oo)	“Trust Unitholders” means the holders of Trust Units;

(pp)	“TSX” means the Toronto Stock Exchange; and

(qq)	“Unitholders” means, collectively, the Class A Unitholders and the Trust Unitholders;

1.2	Currency

All sums of money, which are referred to in this Agreement, are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6	Entire Agreement

This Agreement, together with Exhibit A attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.8	Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, the Pengrowth Entities shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)	subject to obtaining all necessary approvals of the Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of the Common Shares to Securityholders under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)	subject to fulfillment of the conditions set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2	New Pengrowth

Pengrowth has caused New Pengrowth to be incorporated under the ABCA. Prior to the Effective Time, New Pengrowth shall not: (i) issue any additional securities (other than the one Common Share which was issued to the Trust on incorporation) or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

ARTICLE 3

COVENANTS

3.1	Covenants of the Pengrowth Entities

Each of the Pengrowth Entities covenants and agrees that it will:

(a)	take all reasonable action necessary and cooperate with the other Pengrowth Entities to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable corporate and securities laws, and file and distribute the same to Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law and the Declaration of Trust;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by the Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	carry out the terms of the Final Order to the extent applicable to it;

(h)

upon issuance of the Final Order and subject to the conditions precedent in Article 4, proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(i)	not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

(k)	take all actions and enter into all such agreements as are necessary to complete and give effect to the transactions contemplated by this Agreement and the Arrangement;

(l)	reserve and authorize for issuance the securities issuable by it, if any, as contemplated in the Plan of Arrangement and cause to be reserved and authorized for issuance the securities issuable by each of the Pengrowth Entities within its control, if any, as contemplated in the Plan of Arrangement and in respect of any share-based compensation arrangements of such Pengrowth Entity following the Effective Time; and

(m)	prior to the Effective Date, make application to list the Common Shares issuable or reserved for issuance pursuant to the Arrangement on the TSX and the NYSE.

3.2	Amendments to the Declaration of Trust

The parties hereto agree that pursuant to the Arrangement, the Declaration of Trust, if necessary, shall be amended in a manner satisfactory to the Pengrowth Entities and the Trustee, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Pengrowth Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Pengrowth Entities, acting reasonably, not later than November 12, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Securityholders at the Meeting in accordance with the Declaration of Trust, the Interim Order and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Pengrowth Entities, acting reasonably, not later than December 31, 2010 or such later date as the parties hereto may agree;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Pengrowth Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e)	no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained;

(g)	there shall not, as of the Effective Date, be holders of Securities that hold, in aggregate, in excess of 5% of all outstanding Securities, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h)	the TSX and the NYSE shall have conditionally approved the listing of the Common Shares to be issued and reserved for issuance pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date; and

(i)	each of the covenants, acts and undertakings of each of the Pengrowth Entities to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall be duly performed or complied with.

4.2	Notice and Effect of Failure to Comply with Conditions

(a)	Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the conditions to the obligations of the parties hereunder.

(b)	If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective Securityholders; provided that any such amendment that changes the consideration to be received by Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2	Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Arrangement shall not have become effective on or before December 31, 2010 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors.

7.2	No Assignment

No party may assign its rights or obligations under this Agreement.

7.3	Exclusivity

None of the covenants of the Trust or Pengrowth contained herein shall prevent the Board of Directors from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Securityholders with respect thereto which in the judgment of the Board of Directors, acting upon the advice of outside counsel, is required under applicable law.

7.4	Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7	Time of Essence

Time shall be of the essence.

7.8	Liability of the Trust

The parties hereto acknowledge that, except to the extent that Pengrowth is entering into this Agreement in its own right, it is entering into this Agreement in its capacity as Administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any Unitholders and that any recourse against the Trust, the Trustee, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, in any way, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Declaration of Trust.

7.9	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

PENGROWTH ENERGY TRUST, by its administrator, Pengrowth Corporation.		PENGROWTH CORPORATION

Per:	/s/ Derek W. Evans	Per:	/s/ Derek W. Evans
	Derek W. Evans President and Chief Executive Officer		Derek W. Evans President and Chief Executive Officer

Per:	/s/ Christopher G. Webster	Per:	/s/ Christopher G. Webster
	Christopher G. Webster Chief Financial Officer		Christopher G. Webster Chief Financial Officer

ESPRIT ENERGY TRUST, by its administrator, Pengrowth Corporation		PENGROWTH HOLDING TRUST, by its administrator, Pengrowth Corporation

Per:	/s/ Derek W. Evans	Per:	/s/ Derek W. Evans
	Derek W. Evans President and Chief Executive Officer		Derek W. Evans President and Chief Executive Officer

Per:	/s/ Christopher G. Webster	Per:	/s/ Christopher G. Webster
	Christopher G. Webster Chief Financial Officer		Christopher G. Webster Chief Financial Officer

1552168 ALBERTA LTD.		MONTEREY EXPLORATION LTD.

Per:	/s/ Derek W. Evans	Per:	/s/ Derek W. Evans
	Derek W. Evans President and Chief Executive Officer		Derek W. Evans President and Chief Executive Officer

Per:	/s/ Christopher G. Webster	Per:	/s/ Christopher G. Webster
	Christopher G. Webster Chief Financial Officer		Christopher G. Webster Chief Financial Officer

1562803 ALBERTA LTD.

Per:	/s/ Derek W. Evans
Derek W. Evans President and Chief Executive Officer

Per:	/s/ Christopher G. Webster
Christopher G. Webster Chief Financial Officer

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan, the following terms have the following meanings:

(a)	“2003 Guaranty” means the trust guaranty dated April 23, 2003 from the Trust in favour of the 2003 Note Holders;

(b)	“2003 Guaranty Assumption Agreement” means the guaranty assumption agreement by New Pengrowth in favour of the 2003 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2003 Guaranty;

(c)	“2003 Note Holders” means the holders (as defined in the 2003 Note Purchase Agreements) of the 2003 Notes;

(d)	“2003 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated April 23, 2003 among Pengrowth, the Trust and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

(e)	“2003 Note Purchase Assumption Agreement” means the assumption agreement by AmalgamationCo in favour of the 2003 Note Holders to become effective upon the dissolution of the Trust whereby AmalgamationCo shall assume the rights and obligations of New Pengrowth and Pengrowth under the 2003 Note Purchase Agreement;

(f)	“2003 Notes” means the senior unsecured notes issued from time to time under the 2003 Note Purchase Agreements;

(g)	“2003 Subordination Agreement” means the subordination agreement dated April 23, 2003 between Computershare Trust Company of Canada as Trustee and Royalty Trustee, Pengrowth and the 2003 Note Holders;

(h)	“2003 Subordination Assumption Agreement” means the subordination assumption agreement by New Pengrowth in favour of the 2003 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2003 Subordination Agreement;

(i)	“2005 Guaranty” means the trust guaranty dated December 1, 2005 from the Trust in favour of the 2005 Note Holders;

(j)	“2005 Guaranty Assumption Agreement” means the guaranty assignment and assumption agreement by New Pengrowth in favour of the 2005 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2005 Guaranty;

(k)	“2005 Note Holders” means the holders (as defined in the 2005 Note Purchase Agreements) of the 2005 Notes;

(l)	“2005 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated December 1, 2005 among Pengrowth, the Trust and the purchasers listed therein, as the same may be amended from time to time;

(m)	“2005 Note Purchase Assumption Agreement” means the assumption agreement by AmalgamationCo in favour of the 2005 Note Holders to become effective upon the amalgamation of New Pengrowth and Pengrowth whereby AmalgamationCo shall assume the rights and obligations of New Pengrowth and Pengrowth under the 2005 Note Purchase Agreements;

(n)	“2005 Notes” means the senior unsecured notes issued from time to time under the 2005 Note Purchase Agreements;

(o)	“2005 Subordination Agreement” means the subordination agreement dated December 1, 2005 between Computershare Trust Company of Canada as Trustee and Royalty Trustee, Pengrowth and the 2005 Note Holders;

(p)	“2005 Subordination Assumption Agreement” means the subordination assumption agreement by New Pengrowth in favour of the 2005 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2005 Subordination Agreement;

(q)	“2007 Guaranty” means the trust guaranty dated July 26, 2007 from the Trust in favour of the 2007 Note Holders;

(r)	“2007 Guaranty Assumption Agreement” means the guaranty assumption agreement by New Pengrowth in favour of the 2007 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2007 Guaranty;

(s)	“2007 Note Holders” means the holders (as defined in the 2007 Note Purchase Agreements) of the 2007 Notes;

(t)	“2007 Note Purchase Agreements” means collectively, the separate and several note purchase agreements each dated July 26, 2007 among Pengrowth, the Trust and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

(u)	“2007 Note Purchase Assumption Agreement” means the assumption agreement by AmalgamationCo in favour of the 2007 Note Holders to become effective upon the amalgamation of New Pengrowth and Pengrowth whereby AmalgamationCo shall assume the rights and obligations of New Pengrowth and Pengrowth under the 2007 Note Purchase Agreements;

(v)	“2007 Notes” means the senior unsecured notes issued from time to time under the 2007 Note Purchase Agreement;

(w)	“2007 Subordination Agreement” means the subordination agreement dated July 26, 2007 between Computershare Trust Company of Canada as Trustee and Royalty Trustee, Pengrowth and the 2007 Note Holders;

(x)	“2007 Subordination Assumption Agreement” means the subordination assumption agreement by New Pengrowth in favour of the 2007 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2007 Subordination Agreement;

(y)	“2008 Guaranty” means the trust guaranty dated August 21, 2008 from the Trust in favour of the 2008 Note Holders;

(z)	“2008 Guaranty Assumption Agreement” means the guaranty assumption agreement by New Pengrowth in favour of the 2008 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2008 Guaranty;

(aa)	“2008 Note Holders” means the holders (as defined in the 2008 Note Purchase Agreements) of the 2008 Notes;

(bb)	“2008 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated August 21, 2008 among Pengrowth, the Trust and the purchasers listed therein, as amended by the First Amendment of Notes Agreements dated as of May 11, 2010;

(cc)	“2008 Note Purchase Assumption Agreement” means the assumption agreement by AmalgamationCo in favour of the 2008 Note Holders to become effective upon the amalgamation of New Pengrowth and Pengrowth whereby AmalgamationCo shall assume the rights and obligations of New Pengrowth and Pengrowth under the 2008 Note Purchase Agreements;

(dd)	“2008 Notes” means the senior unsecured notes issued from time to time under the 2008 Note Purchase Agreements;

(ee)	“2008 Subordination Agreement” means the subordination agreement dated August 21, 2008 between Computershare Trust Company of Canada as Trustee and Royalty Trustee, Pengrowth and the 2008 Note Holders;

(ff)	“2008 Subordination Assumption Agreement” means the subordination assumption agreement by New Pengrowth in favour of the 2008 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2008 Subordination Agreement;

(gg)	“2010 Guaranty” means the trust guaranty dated May 11, 2010 from the Trust in favour of the 2010 Note Holders;

(hh)	“2010 Guaranty Assumption Agreement” means the guaranty assumption agreement by New Pengrowth in favour of the 2010 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2010 Guaranty;

(ii)	“2010 Note Holders” means the holders (as defined in the 2010 Note Purchase Agreements) of the 2010 Notes;

(jj)	“2010 Note Purchase Agreements” means collectively, the separate and several note purchase agreements dated May 11, 2010 among Pengrowth, the Trust and the purchasers listed therein;

(kk)	“2010 Note Purchase Assumption Agreement” means the assumption agreement by AmalgamationCo in favour of the 2010 Note Holders to become effective upon the amalgamation of New Pengrowth and Pengrowth whereby AmalgamationCo shall assume the rights and obligations of New Pengrowth and Pengrowth under the 2010 Note Purchase Agreements;

(ll)	“2010 Notes” means the senior unsecured notes issued from time to time under the 2010 Note Purchase Agreements;

(mm)	“2010 Subordination Agreement” means the subordination agreement dated May 11, 2010 between Computershare Trust Company of Canada as Trustee and Royalty Trustee, Pengrowth and the 2010 Note Holders;

(nn)	“2010 Subordination Assumption Agreement” means the subordination assumption agreement by New Pengrowth in favour of the 2010 Note Holders to become effective upon the dissolution of the Trust whereby New Pengrowth shall assume the rights and obligations of the Trust under the 2010 Subordination Agreement;

(oo)	“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(pp)	“Amalgamation” means the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

(qq)	“AmalgamationCo” means Pengrowth Energy Corporation, the corporation formed on the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey pursuant to the Arrangement;

(rr)	“Amended DEU Plan” means the deferred entitlement share plan of New Pengrowth to be dated the Effective Date pursuant to which, among other things, the DEU Plan will be amended and restated and New Pengrowth will assume the obligations under the DEU Plan by the issue of Common Shares in lieu of Trust Units;

(ss)	“Amended Rights Incentive Plan” means the common share rights incentive plan of New Pengrowth to be dated the Effective Date pursuant to which, among other things, the Rights Incentive Plan will be amended and restated and New Pengrowth will assume the obligations under the Rights Incentive Plan by the issue of Common Shares in lieu of Trust Units;

(tt)	“Amended DRIP” means the Amended and Restated Dividend Reinvestment and Share Purchase Plan pursuant to which, among other things, the DRIP will be amended and restated;

(uu)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(vv)	“Arrangement Agreement” means the arrangement agreement dated as of November 5, 2010, among the Trust, Pengrowth, Esprit, PHT, Pengrowth Subco, Monterey and New Pengrowth providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;

(ww)	“Arrangement Resolution” means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Securityholders at the Meeting;

(xx)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(yy)	“Board of Directors” means the Board of Directors of Pengrowth;

(zz)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(aaa)	“Certificate” means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is issued, the proof of filing in respect of the Arrangement;

(bbb)	“Class A Unit” means a Class A Trust Unit of the Trust;

(ccc)	“Class A Unitholders” means the holders of Class A Units;

(ddd)	“Common Shares” mean the common shares of New Pengrowth prior to the Amalgamation and the common shares of AmalgamationCo subsequent to the Amalgamation in each case having substantially the rights, privileges, restrictions and conditions set forth in Schedule A;

(eee)	“Court” means the Court of Queen’s Bench of Alberta;

(fff)

“Declaration of Trust” means the amended and restated trust indenture made as of the 1st day of July, 2009, between Pengrowth and Computershare Trust Company of Canada, as may be from time to time amended, supplemented or restated;

(ggg)	“Depositary” means Computershare Investor Services Inc., or such other trust company as may be designated by Pengrowth;

(hhh)	“Dissent Rights” means the right of each Trust Unitholder, Class A Unitholder and Exchangeable Shareholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(iii)	“Dissenting Class A Unitholders” means registered Class A Unitholders who validly exercise the rights of dissent provided to them under the Interim Order;

(jjj)	“Dissenting Exchangeable Shareholders” means registered Exchangeable Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(kkk)	“Dissenting Securityholders” means, collectively, the Dissenting Trust Unitholders, Dissenting Class A Unitholders and Dissenting Exchangeable Shareholders;

(lll)	“Dissenting Trust Unitholders” means registered Trust Unitholders who validly exercise the rights of dissent provided to them under the Interim Order;

(mmm)	“DRIP” means Pengrowth’s Distribution Reinvestment and Trust Unit Purchase Plan;

(nnn)	“Effective Date” means the date on which the Arrangement is effective under the ABCA;

(ooo)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(ppp)	“Exchange Ratio” has the meaning ascribed in the articles of incorporation of Pengrowth, as amended in this Plan of Arrangement;

(qqq)	“Exchangeable Shareholders” means the holders of Exchangeable Shares;

(rrr)	“Exchangeable Shares” means the Series A Exchangeable Shares of Pengrowth;

(sss)	“Esprit” means Esprit Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

(ttt)	“Final Order” means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uuu)	“Information Circular” means the information circular and proxy statement to be prepared by the Trust as part of the proxy solicitation materials in respect of the Meeting;

(vvv)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(www)	“Letter of Transmittal” means the applicable letter of transmittal pursuant to which a Securityholder is required to deliver certificates representing Trust Units, Class A Units and/or Exchangeable Shares, as applicable, in order to ultimately receive a certificate for Common Shares issued to Securityholder pursuant to the Arrangement;

(xxx)	“Meeting” means the special meeting of Unitholders and Exchangeable Shareholders (voting through the Special Voting Unit) to be held on December 16, 2010 and any adjournments thereof to consider and vote on the Arrangement Resolution and the other matters outlined in the Notice of Meeting in respect thereof;

(yyy)	“Monterey” means Monterey Exploration Ltd., a corporation amalgamated under the ABCA;

(zzz)	“New Pengrowth” means 1562803 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(aaaa)	“Note Holders” means, collectively, the 2003 Note Holders, the 2005 Note Holders, the 2007 Note Holders, the 2008 Note Holders and the 2010 Note Holders;

(bbbb)	“Note Purchase Agreements” means, collectively, the 2003 Note Purchase Agreements, the 2005 Note Purchase Agreements, the 2007 Note Purchase Agreements, the 2008 Note Purchase Agreements and the 2010 Note Purchase Agreements;

(cccc)	“Notes” means collectively, the 2003 Notes, the 2005 Notes, the 2007 Notes, the 2008 Notes and the 2010 Notes;

(dddd)	“Pengrowth” means Pengrowth Corporation, a corporation amalgamated under the ABCA;

(eeee)	“Pengrowth Management” means Pengrowth Management Limited, a corporation formed under the ABCA;

(ffff)	“Pengrowth Subco” means 1552168 Alberta Ltd., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(gggg)	“Pengrowth Trust Unit Fair Market Value” means the weighted average trading price of a Trust Unit on the Toronto Stock Exchange for the 10 trading days preceding the Effective Date, or, if the Trust Units are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Pengrowth Trust Unit Fair Market Value of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

(hhhh)	“person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(iiii)	“PHT” means Pengrowth Holding Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

(jjjj)	“Plan” means this Plan of Arrangement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

(kkkk)	“Preferred Shares” means the preferred shares of New Pengrowth having substantially the rights, privileges, restrictions and conditions set forth in Schedule B;

(llll)	“Promissory Notes” means the unsecured subordinated promissory notes issued by Pengrowth to the Trust from time to time;

(mmmm)	“Registrar” means the Registrar of Corporations appointed under section 263 of the ABCA;

(nnnn)	“Royalty Indenture” means the amended and restated royalty indenture made as of the 30th day of December, 2009 between Pengrowth and Computershare Trust Company of Canada;

(oooo)	“Royalty Trustee” means Computershare Trust Company of Canada, the current trustee under the Royalty Indenture, or such other trustee, from time to time, thereunder;

(pppp)	“Royalty Units” means the royalty units issued under the Royalty Indenture;

(qqqq)	“Securities” means, collectively, the Trust Units, Class A Units and Exchangeable Shares;

(rrrr)	“Securityholders” means, collectively, the Trust Unitholders, Class A Unitholders and Exchangeable Shareholders;

(ssss)	“Special Voting Unit” means the special voting unit of the Trust;

(tttt)	“Support Agreement” means the support agreement dated September 15, 2010 among the Trust, Pengrowth Subco, Pengrowth and Computershare Trust Company of Canada;

(uuuu)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations, from time to time, promulgated thereunder;

(vvvv)	“Trust” means Pengrowth Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

(wwww)	“Trustee” means Computershare Trust Company of Canada, the trustee of the Trust, or such other trustee, from time to time, of the Trust;

(xxxx)	“Trust Unit” means a Trust Unit of the Trust other than a Class A Unit or a Special Voting Unit;

(yyyy)	“Trust Unitholders” means the holders of Trust Units;

(zzzz)	“Unitholders” means, collectively, the Class A Unitholders and the Trust Unitholders;

(aaaaa)	“USA” means the amended and restated unanimous shareholder agreement made as of June 9, 2009 among Pengrowth Management, the Trust, Pengrowth and Computershare Trust Company of Canada; and

(bbbbb)	“Voting Agreement” means the voting and exchange trust agreement dated September 15, 2010 among the Trust, Pengrowth Subco, Pengrowth and Computershare Trust Company of Canada.

1.2	The division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5	The following schedules to this Plan are incorporated by reference herein and form part of this Plan:

Schedule A – Common Shares

Schedule B – Preferred Shares

Schedule C – By-Laws

1.6	In the event that the date on which any action under Article 4 is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	References in the Plan to times shall be deemed to be to Mountain Standard Time.

1.9	Unless otherwise stated all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	This Plan, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Trust Unitholders; (ii) the Class A Unitholders; (iii) the Exchangeable Shareholders; (iv) the holder of the Special Voting Unit; (v) the Trust; (vi) the Trustee; (vii) the Royalty Trustee; (viii) New Pengrowth; (ix) Pengrowth; (x) Pengrowth Subco; (xi) Monterey; (xii) AmalgamationCo; (xiii) Esprit; (xiv) Pengrowth Management; (xv) PHT; and (xvi) the Note Holders.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially at the times specified:

Amendment to Declaration of Trust

(a)	at 4:56 p.m. on the Effective Date the Declaration of Trust shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Amendment to Pengrowth Articles

(b)	at 4:57 p.m. on the Effective Date the Articles of Incorporation of Pengrowth shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Securityholders

(c)	at 4:58 p.m. on the Effective Date the Trust Units, Class A Units and Exchangeable Shares held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to 4:58 p.m. on the Effective Date shall, as of 4:58 p.m. on the Effective Date, be deemed to have been transferred to the Trust and cancelled and cease to be outstanding, and as of 4:58 p.m. on the Effective Date, such Dissenting Securityholders shall cease to have any rights as securityholders of the Trust other than the right to be paid the fair value of their Trust Units, Class A Units and Exchangeable Shares by the Trust;

Final Distributions to Securityholders and Adjustment of Exchange Ratio

(d)	at 4:59 p.m. on the Effective Date Pengrowth shall pay all amounts owing under the Royalty Units and interest on the Promissory Notes to the Trust;

(e)	at 5:00 p.m. on the Effective Date the Trust shall declare payable to Unitholders of record at 5:00 p.m. on December 31, 2010 a distribution of $0.07 per Trust Unit or Class A Unit, as the case may be, payable on January 17, 2011;

(f)	at 5:01 p.m. on the Effective Date the Exchange Ratio shall be increased by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator $0.07 multiplied by the Exchange Ratio immediately prior to the Effective Date and having as its denominator the Pengrowth Trust Unit Fair Market Value;

Exchange of Trust Units, Class A Units and Exchangeable Shares for Common Shares

(g)	at 11:59 p.m. on the Effective Date each Trust Unit shall be sold, assigned and transferred to New Pengrowth (free of any claims) in exchange for Common Shares on the basis of one Common Share for each Trust Unit so sold, assigned and transferred;

(h)	at 11:59 p.m. on the Effective Date each Class A Unit shall be sold, assigned and transferred to New Pengrowth (free of any claims) in exchange for Common Shares on the basis of one Common Share for each Class A Unit so sold, assigned and transferred;

(i)	at 11:59 p.m. on the Effective Date each Exchangeable Share (other than Exchangeable Shares held by Pengrowth Subco) shall be sold, assigned and transferred to New Pengrowth (free of any claims) in exchange for Common Shares on the basis of that number of Common Shares equal to the Exchange Ratio for each Exchangeable Share so sold, assigned and transferred;

(j)	at 11:59 p.m. on the Effective Date the amount allocated to the stated capital account in respect of the Common Shares shall be $1.0 billion in aggregate or such other amount as determined by the board of directors of New Pengrowth prior to the Effective Date;

(k)	at 11:59 p.m. on the Effective Date the Common Shares held by the Trust shall be redeemed by New Pengrowth for an amount equal to the Pengrowth Trust Unit Fair Market Value and such Common Shares shall be cancelled;

Special Voting Unit

(l)	at 11:59 p.m. on the Effective Date the outstanding Special Voting Unit shall be cancelled and the Support Agreement and the Voting Agreement shall be terminated;

Elimination of Consolidated Accounting Deficit

(m)	at 11:59 p.m. on the Effective Date for accounting purposes, the Common Share capital of New Pengrowth shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit;

Amendment of the DRIP

(n)	at 11:59 p.m. on the Effective Date the Amended DRIP shall become effective, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part and the distributions declared and paid under this Plan to a person deemed to be a participant in the Amended DRIP will be automatically applied to the purchase of Common Shares in accordance with the terms and conditions of the Amended DRIP;

Dissolution of Esprit

(o)	at 11:59 p.m. on the Effective Date all of the assets of Esprit shall be transferred to the Trust, the Trust shall assume all of the liabilities of Esprit and Esprit shall be dissolved;

Dissolution of PHT

(p)	at 11:59 p.m. on the Effective Date all of the assets of PHT shall be transferred to the Trust, the Trust shall assume all of the liabilities of PHT and PHT shall be dissolved;

Termination of USA

(q)	at 11:59 p.m. on the Effective Date the USA shall be terminated and be of no further force and effect;

Dissolution of the Trust

(r)	at 12:01 a.m. on January 1, 2011:

(i)	all of the assets of the Trust, including, without limitation, the Royalty Units and Promissory Notes, shall be transferred to New Pengrowth;

(ii)	New Pengrowth shall assume all of the liabilities of the Trust including, without limitation, the Trust’s obligations under each of the:

(A)	2003 Guaranty Assumption Agreement;

(B)	2003 Subordination Assumption Agreement;

(C)	2005 Guaranty Assumption Agreement;

(D)	2005 Subordination Assumption Agreement;

(E)	2007 Guaranty Assumption Agreement;

(F)	2007 Subordination Assumption Agreement;

(G)	2008 Guaranty Assumption Agreement;

(H)	2008 Subordination Assumption Agreement;

(I)	2010 Guaranty Assumption Agreement;

(J)	2010 Subordination Assumption Agreement,

(K)	Amended Rights Incentive Plan; and

(L)	Amended DEU Plan,

shall become effective; and

(iii)	the Trust shall be dissolved and the Declaration of Trust, Rights Incentive Plan, DEU Plan and DRIP shall be terminated;

Termination of Royalty Indenture

(s)	at 12:01 a.m. on January 1, 2011 New Pengrowth shall transfer the Royalty Units to Pengrowth for cancellation in consideration of the issuance of one common share of Pengrowth to New Pengrowth and the Royalty Indenture shall be terminated;

Amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey

(t)	at 12:01 a.m. on January 1, 2011 New Pengrowth, Pengrowth, Pengrowth Subco and Monterey shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)	the stated capital of all of the shares of Pengrowth, Pengrowth Subco and Monterey shall be reduced, in each case, to $1.00 in aggregate immediately prior to the Amalgamation;

(ii)	the stated capital of the Common Shares will continue to be $1.0 billion in aggregate or such other amount as determined by the board of directors of New Pengrowth prior to the Effective Date;

(iii)	the articles of AmalgamationCo shall be the same as the articles of New Pengrowth, including for greater certainty the Common Shares and Preferred Shares with the rights, privileges, restrictions and conditions set out in Schedule A and Schedule B to this Plan, and the name of AmalgamationCo shall be “Pengrowth Energy Corporation”;

(iv)	the shares of Pengrowth, Pengrowth Subco and Monterey shall be cancelled without any repayment of capital;

(v)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vi)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(x)	the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xi)	the by-laws of AmalgamationCo shall be the by-laws of New Pengrowth as set out in Schedule C to this Plan until repealed, amended, altered or added to;

(xii)	the first directors of AmalgamationCo shall be the directors of New Pengrowth, being:

Derek W. Evans

John B. Zaozirny

Thomas A. Cumming

Wayne K. Foo

James D. McFarland

Michael S. Parrett

A. Terence Poole

D. Michael G. Stewart

(xiii)	the first officers of AmalgamationCo shall be the officers of New Pengrowth;

(xiv)	the registered office of AmalgamationCo shall be the registered office of New Pengrowth; and

(xv)	the Amalgamation shall be deemed to be effective at 12:01 a.m. on the day immediately following the Effective Date and articles of amalgamation shall be filed with the Registrar to be effective on such day; and

(u)	at 12:01 a.m. on January 1, 2011 AmalgamationCo shall assume all of the obligations of New Pengrowth and Pengrowth under each of the Note Purchase Agreements and the Notes and each of the:

(i)	2003 Note Purchase Assumption Agreement;

(ii)	2005 Note Purchase Assumption Agreement;

(iii)	2007 Note Purchase Assumption Agreement;

(iv)	2008 Note Purchase Assumption Agreement; and

(v)	2010 Note Purchase Assumption Agreement,

shall become effective,

provided that if any of the foregoing steps fails to occur or be completed then all of such steps will be deemed not to have occurred.

3.2	Each of the parties referred to in Section 3.1 shall make the appropriate entries in their securities registers to reflect the matters referred to in Section 3.1.

ARTICLE 4

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1	From and after the time of exchange specified herein, certificates formerly representing Securities that were exchanged under Article 3 shall represent only the right to receive upon surrender of such certificates as contemplated by Section 4.2: (i) the consideration to which the holders are entitled to receive under Article 3, or as to those Securities held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Article 3, to receive the fair value of the Securities represented by such certificates; and (ii) dividends or distributions with respect to such consideration pursuant to Section 4.4; in each case subject to compliance with the requirements set forth in this Article 4.

4.2	Subject to the provisions of the applicable Letter of Transmittal, AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Securities of a validly completed and duly signed applicable Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Securities (which shall be cancelled), either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Common Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto pursuant to Section 4.4).

4.3	Notwithstanding the foregoing, if a participant in the DRIP Plan is the registered holder of Units, all dividends which are payable in respect of the Common Shares issuable in exchange for such Units will be used to purchase additional Common Shares pursuant to the Amended DRIP notwithstanding that such registered holder has not deposited with the Depositary a validly completed and executed Letter of Transmittal together with the certificates representing such Units.

4.4	All dividends or distributions, if any, made with respect to any Common Shares for which a certificate has not been issued pursuant to this Arrangement (including any dividends or distributions payable pursuant to this Arrangement to a former holder of Securities and any additional Common Shares purchased pursuant to the Amended DRIP, if applicable), shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the holder of the Common Shares. Subject to Section 4.6, the Depositary shall pay and deliver to any such holder of such Common Shares, as soon as reasonably practicable, such dividends and distributions (including any additional Common Shares purchased pursuant to the Amended DRIP, if applicable) to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Common Shares issued to such holder in accordance with Section 4.2.

4.5	Any certificate formerly representing Securities that is not deposited with all other documents as required by this Plan of Arrangement and the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Securities to receive Common Shares (and any dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable). In such case, such Common Shares (together with all dividends and distributions thereon, including additional Common Shares purchased pursuant to the Amended DRIP, if applicable) shall be returned to AmalgamationCo and such Common Shares shall be cancelled.

4.6	If any certificate which immediately prior to the time of exchange specified herein represented an interest in outstanding Securities that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to AmalgamationCo and its transfer agent, which bond is in form and substance satisfactory to AmalgamationCo and its transfer agent, or shall otherwise indemnify AmalgamationCo and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.7	Notwithstanding anything contained in this Plan, no holder of Exchangeable Shares shall be entitled to and neither AmalgamationCo nor the Depositary shall deliver fractions of Common Shares. Where the application of this Plan of Arrangement would otherwise result in an Exchangeable Shareholder receiving a fraction of a Common Share, such holder of Exchangeable Shares will only be entitled to receive the nearest whole number of a Common Share (with fractions equal to or greater than 0.5 being rounded up and less than 0.5 being rounded down). Exchangeable Shares held by registered holders of Exchangeable Shares on behalf of beneficial holders will be aggregated for such purposes.

4.8	AmalgamationCo and the Depositary shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Securities or any holder of Common Shares, such amounts as either AmalgamationCo or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, AmalgamationCo and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to AmalgamationCo and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and AmalgamationCo and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale to such holder.

ARTICLE 5

DISSENTING SECURITYHOLDERS

5.1

Each registered holder of Trust Units, Class A Units and Exchangeable Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the time specified in the Plan, cease to have any rights as a holder of Trust Units, Class A Units or Exchangeable Shares, as the case may be, and shall only be entitled to be paid the fair value of the holder’s Trust Units, Class A Units or Exchangeable Shares, as applicable. A Dissenting Securityholder who is paid the fair value of the holder’s Trust Units, Class A Units or Exchangeable Shares, as applicable, shall be deemed to have transferred the holder’s Trust Units, Class A Units and Exchangeable Shares to the Trust for cancellation in accordance with the Plan, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Trust Units, Class A Units or Exchangeable Shares, as applicable, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Trust Units, Class A Units or Exchangeable Shares, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Trust Units, Class A Units or Exchangeable Shares, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Trust Units, Class A Units and Exchangeable Shares at the Meeting; but in no event shall the Trust or AmalgamationCo be required to recognize such Dissenting Securityholder as a Trust Unitholder, Class A Unitholder or Exchangeable Shareholder after the time specified in the Plan and the names of such holders shall be removed from the applicable register of Trust Unitholders, Class A Unitholders or Exchangeable Shareholders as at the time specified in the Plan. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6

AMENDMENTS

6.1	New Pengrowth, Pengrowth and the Trust each reserve the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of New Pengrowth, Pengrowth and the Trust;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Securityholders, holders of Notes and Pengrowth Management in the manner required by the Court (if so required).

6.2	Any amendment, modification or supplement to this Plan of Arrangement that is not adverse to the financial or economic interests of any former holder of Securities, holders of Notes or Pengrowth Management may be made following the Effective Time by AmalgamationCo.

SCHEDULE A

COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

(b)	The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

(c)	The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

SCHEDULE B

PREFERRED SHARES

The 10,000,000 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series;

(b)	Notwithstanding paragraph (a), the Board of Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares;

(c)	Notwithstanding paragraph (a), other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Share, the voting rights attached to the Preferred Shares shall be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class;

(d)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs (a) through (e) hereof over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined in the case of each such series of Preferred Shares;

(e)

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least 21 days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 10% per cent of the outstanding Preferred Shares or by a resolution in writing of all holders of the outstanding Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 7 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Preferred Shares held.

SCHEDULE C

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

1562803 ALBERTA LTD.

CONTENTS

Article	Subject

One	Interpretation
Two	Business of Pengrowth
Three	Directors
Four	Committees
Five	Protection of Directors and Officers
Six	Shares
Seven	Dividends
Eight	Meetings of Shareholders
Nine	Notices
Ten	Effective Date and Repeal

IT IS HEREBY ENACTED as By-law No. 1 of 1562803 Alberta Ltd. (“Pengrowth”) as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In the by-laws of Pengrowth, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, as from time to time amended;

(b)	“articles” means the articles attached to the Certificate of Amalgamation of Pengrowth as from time to time amended or restated;

(c)	“board” means the board of directors of Pengrowth;

(d)	“by-laws” means this by-law and all other by-laws of Pengrowth from time to time in force and effect;

(e)	“meeting of shareholders” means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

(f)	“recorded address” means, in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of Pengrowth; and

(g)	“signing officer” means any person authorized to sign any document on behalf of Pengrowth pursuant to these by-laws or by a resolution of the board.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.2	Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.3	Headings

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.

1.4	Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

ARTICLE 2

BUSINESS OF PENGROWTH

2.1	Corporate Seal

The corporate seal of Pengrowth, if any, shall be in such form as the board may from time to time by resolution approve.

2.2	Financial Year

The financial year of Pengrowth shall end on such date in each year as the board may from time to time by resolution determine.

2.3	Execution of Instruments

Agreements, contracts, deeds, transfers, assignments, obligations, certificates and other instruments may be signed on behalf of Pengrowth by any two directors or officers of Pengrowth, acting together. In addition, the board may from time to time direct the manner in which and the person or persons by whom any instrument or instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.4	Banking Arrangements

The banking business of Pengrowth including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.5	Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by Pengrowth. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.6	Insider Trading Reports and Other Filings

Any one officer or director of Pengrowth may execute and file on behalf of Pengrowth insider trading reports and other filings of any nature whatsoever required under applicable corporate or securities laws.

ARTICLE 3

DIRECTORS

3.1	Number of Directors

Subject to the limitation and requirements provided in the articles, the number of directors of Pengrowth shall be determined from time to time by resolution of the shareholders or the board.

3.2	Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chairman of the board, the chief executive officer or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons. Notice of each meeting of the board shall be given in the manner provided in the Act to each director not less than 24 hours before the time when the meeting is to be held, provided that, if a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders. Notice of a meeting of the board may be given verbally, in writing or by electronic means, telephone or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act. Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case, provided that a copy of any such resolution is sent to each director forthwith after being passed and forthwith after each director’s appointment, no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.

Notice of any meeting of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director verbally at a meeting of the board, in writing or by electronic means to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.3	Place of Meetings

Meetings of the board may be held at any place in or outside Alberta. A director who attends a meeting of directors, in person or by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, is deemed to have consented to the location of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

3.4	Meetings by Electronic Means

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.5	Quorum

The quorum for the transaction of business at any meeting of the board shall consist of a majority of directors.

3.6	Chairman

The chairman of the board shall be the chairman of any meeting of the board. If the chairman of the board is not present, the directors present shall choose one of their number to be chairman.

3.7	Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board. Resolutions in writing may be signed in counterparts and may be executed and delivered by e-mail or facsimile transmission. Resolutions in writing shall become effective on the date set forth therein.

3.8	Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.9	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving Pengrowth in any other capacity and receiving remuneration therefor.

3.10	Officers

The board from time to time may appoint one or more officers of Pengrowth and, without prejudice to rights under any employment contract, may remove any officer of Pengrowth. The powers and duties of each officer of Pengrowth shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11	Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for Pengrowth in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

ARTICLE 4

COMMITTEES

4.1	Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. At all meetings of committees every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. Resolutions in writing may be signed in counterparts and may be executed and delivered by e-mail or facsimile transmission. Resolutions in writing shall become effective on the date set forth therein.

4.2	Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the board. Each member of a committee shall serve during the pleasure of the board and, in any event, only so long as he or she shall be a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 5

PROTECTION OF DIRECTORS AND OFFICERS

5.1	Limitation of Liability

No director or officer for the time being of Pengrowth shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to Pengrowth through the insufficiency or deficiency of title to any property acquired by Pengrowth or for or on behalf of Pengrowth or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to Pengrowth shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to Pengrowth or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of Pengrowth and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2	Indemnity

Pengrowth hereby indemnifies, to the maximum extent permitted under the Act, each director and officer and each former director and officer, and may indemnify a person who acts or acted at Pengrowth’s request as a director or officer of a body corporate of which Pengrowth is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of Pengrowth or such body corporate.

5.3	Insurance

Pengrowth may purchase and maintain insurance for the benefit of any person against any liability incurred by him or her:

(a)	in his or her capacity as a director or officer of Pengrowth, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of Pengrowth; or

(b)	in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at Pengrowth’s request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the body corporate.

ARTICLE 6

SHARES

6.1	Non-recognition of Trusts

Subject to the provisions of the Act, Pengrowth may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in Pengrowth’s records or on the share certificate.

6.2	Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)	Pengrowth shall record only one address on its books for such joint holders; and

(b)	the address of such joint holders for all purposes with respect to Pengrowth shall be their recorded address,

and any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

ARTICLE 7

DIVIDENDS

7.1	Dividend Cheques

A dividend payable in cash shall be paid by cheque of Pengrowth or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder’s recorded address, unless such holder otherwise directs and Pengrowth agrees to follow such direction. In the case of joint holders the cheque shall, unless such joint holders otherwise direct and Pengrowth agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which Pengrowth is required to and does withhold.

7.2	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, Pengrowth shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.3	Unclaimed Dividends

Any dividend unclaimed after the last business day prior to the third anniversary the date on which the same has been declared to be payable shall be forfeited and shall revert to Pengrowth and shall have been deemed to be transferred to Pengrowth on such date.

ARTICLE 8

MEETINGS OF SHAREHOLDERS

8.1	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders, who need not be a shareholder of Pengrowth, shall be the first of the chairman of the board, any director who is present at the meeting, or an officer who is present at the meeting (in order of seniority). If no such officer is present and willing to act as chairman within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. The chairman shall conduct the proceedings at the meeting in all respects and the chairman’s decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders. The secretary of any meeting of shareholders shall be the secretary of Pengrowth, provided that, if Pengrowth does not have a secretary or if the secretary of Pengrowth is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chairman may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of Pengrowth.

8.2	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be:

(a)	those entitled to vote at such meeting;

(b)	the directors, officers and auditors of Pengrowth;

(c)	others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;

(d)	legal counsel to Pengrowth when invited by Pengrowth to attend the meeting; and

(e)	any other person on the invitation of the chairman or with the consent of the meeting.

8.3	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than 25% of the outstanding shares of Pengrowth carrying voting rights at the meeting.

8.4	Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of Pengrowth shall be established by depositing with Pengrowth a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chairman of the meeting.

8.5	Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles or by-laws. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

8.6	Show of Hands

Upon a show of hands every persons who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.7	Ballots

A ballot required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.8	Meetings by Electronic Means

With the consent of the chairman of the meeting or the consent (as evidenced by a resolution) of the persons present and entitled to vote at the meeting, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means shall be considered present at the meeting and at the place of the meeting.

ARTICLE 9

NOTICES

9.1	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.2	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to such person furnishing to Pengrowth the proof of authority or evidence of the shareholder’s entitlement prescribed by the Act.

ARTICLE 10

EFFECTIVE DATE AND REPEAL

10.1	Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

10.2	Repeal

All previous by-laws of Pengrowth are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of Pengrowth obtained pursuant to, any such bylaw prior to its repeal.

Made by the board the 4th day of October, 2010.

/s/ Andrew D. Grasby
Secretary

Confirmed by the shareholders in accordance with the Act the 4th day of October, 2010.

/s/ Andrew D. Grasby
Secretary

APPENDIX “B”

INTERIM ORDER

Clerk’s Stamp:

COURT FILE NUMBER	1001 - 16619	Clerk of the Court

COURT	COURT OF QUEEN’S BENCH OF ALBERTA	Nov 05 2010

JUDICIAL CENTRE	CALGARY	Calgary, Alberta

APPLICANTS	PENGROWTH ENERGY TRUST, PENGROWTH CORPORATION, ESPRIT ENERGY TRUST, PENGROWTH HOLDING TRUST, 1552168 ALBERTA LTD., MONTEREY EXPLORATION LTD., 1562803 ALBERTA LTD., THE UNITHOLDERS OF PENGROWTH ENERGY TRUST AND THE HOLDERS OF EXCHANGEABLE SHARES OF PENGROWTH CORPORATION

RESPONDENTS	Not Applicable

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Burnet, Duckworth & Palmer LLP

1400, 350 – 7 Avenue SW

Calgary, Alberta T2P 3N9

Lawyer: D. J. McDonald, Q.C.

Phone Number: (403) 260-5724

Fax Number: (403) 260-0332

Email Address: djm@bdplaw.com

File No. 55429-4

Date on Which Order Was Pronounced:	Friday, November 5, 2010

Name of Master/Judge Who Made This Order:	Justice C.A. Kent

UPON the Originating Application of Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation (“Pengrowth”), Esprit Energy Trust (“Esprit”), Pengrowth Holding Trust (“PHT”), 1552168 Alberta Ltd. (“Pengrowth Subco”), Monterey Exploration Ltd. (“Monterey”) and 1562803 Alberta Ltd. (“New Pengrowth”) (collectively, the “Pengrowth Entities”);

AND UPON reading the Originating Application and the Affidavit of Christopher Webster, Chief Financial Officer of Pengrowth, sworn November 5, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Pengrowth Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Trust (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix A to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Applicants may proceed with the Arrangement, as described in the Affidavit.

2.	The Trust shall seek approval of the Arrangement by the holders (“Unitholders”) of trust units and class A trust units of the Trust (collectively, the “Units”) and the holders (“Exchangeable Shareholders”) of series A exchangeable shares (“Exchangeable Shares”) of Pengrowth (through a special voting unit (the “Special Voting Unit”) of the Trust) (collectively, the Unitholders and the Exchangeable Shareholders are referred to herein as the “Securityholders”), in the manner set forth below.

Securityholders’ Meeting

3.	The Trust shall call and conduct a meeting (the “Meeting”) of Unitholders and Exchangeable Shareholders on or about December 16, 2010. The Exchangeable Shareholders will vote (through the Special Voting Unit) together with the Unitholders at the Meeting.

4.	At the Meeting, Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

5.	A quorum at the Meeting shall consist of not less than two individuals present, holding or representing not less than 5% of the aggregate number of outstanding Units.

6.	If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chairman of the Meeting and if at such adjourned Meeting a quorum is not present, the Unitholders present in person, or by proxy, shall be quorum for all purposes.

7.	The Board of Directors of Pengrowth has fixed a record date for the Meeting of November 1, 2010 (the “Record Date”). Only Securityholders whose names have been entered on the applicable register of Units and Exchangeable Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph. Securityholders who acquire their Units or Exchangeable Shares after the Record Date will not be entitled to vote such Units or Exchangeable Shares.

8.	Each Unit will be entitled to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Special Voting Unit held by Computershare Trust Company of Canada (“Computershare”) for the benefit of holders of Exchangeable Shares will be entitled to a number of votes at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting, equal to the aggregate number of Exchangeable Shares outstanding as at the Record Date multiplied by the Exchangeable Share Ratio for the Exchangeable Shares as of the Record Date.

Conduct of Meeting

9.	The Chairman of the Meeting shall be any officer or director of Pengrowth.

10.	The only persons entitled to attend and speak at the Meeting shall be the Securityholders or their authorized representatives, the Pengrowth’s directors and officers, the Trust’s auditors and the Executive Director.

11.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds (66 2/3%) of the votes cast by Securityholders and voting together as one class, either in person or by proxy, at the Meeting.

12.	To be valid, a Unitholder proxy must be completed and deposited with the Trust in the manner described in the Information Circular.

13.	To be valid, an Exchangeable Shareholder must provide Computershare with voting instructions for a number of votes equal to the number of that Shareholder’s Exchangeable Shares in the manner described in the Information Circular.

14.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

15.	The registered Securityholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

16.	In order for a Securityholder (a “Dissenting Securityholder”) to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)	the Dissenting Securityholder’s written objection to the Arrangement Resolution must be received by the Trust c/o its counsel Burnet Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C., on or before 4:00 p.m. (Calgary Time) on the Business Day prior to the Meeting;

(b)	a Dissenting Securityholder shall not have voted his or her Units or Exchangeable Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution;

(c)	a holder of Units or Exchangeable Shares may not exercise the right of dissent in respect of only a portion of the holder’s Units or Exchangeable Shares, but may dissent only with respect to all of the Units and Exchangeable Shares held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Interim Order.

17.	The fair value of the Units and Exchangeable Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Securityholders.

18.	Subject to further order of this Court, the rights available to the holders of Units and Exchangeable Shares under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Units and Exchangeable Shares with respect to the Arrangement Resolution.

19.

Notice to the holders of Units and Exchangeable Shares of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Units and Exchangeable Shares shall be sufficiently given by including information with respect to this right as set forth in the Information Circular which is to be sent to Securityholders in accordance with paragraph 20 of this Order.

Notice

20.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for the Trust may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the addresses for such holders recorded in the records of the Trust and Pengrowth at the close of business on the Record Date, and to the directors and officers of Pengrowth and auditors of the Trust.

21.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

22.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors of Pengrowth and auditors of the Trust and the Executive Director of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Application;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as the Trust may consider fit.

Final Application

23.	Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Pengrowth have not revoked that approval, the Trust may proceed with an application for approval of the Arrangement and the Final Order on December 17, 2010 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Unitholders, all Exchangeable Shareholders, the Pengrowth Entities, and all other parties, will be bound by the Arrangement in accordance with its terms.

24.

Any Securityholder or any other interested party (collectively, an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon the Trust, on or before noon (Calgary time) on December 10, 2010, a Notice of Intention to Appear including the Interested Party’s address for service, indicating whether such Interested Party intends to support or oppose the application or make submission at the application, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on the Trust shall be effected by service upon the solicitors for the Trust, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C.

25.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and any Interested Party who served a Notice of Intention to Appear in accordance with paragraph 22 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

26.	The Trust is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “C.A. Kent”
Justice of the Court of Queen’s Bench of Alberta

C-1

APPENDIX “C”

ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix “A” to the Information Circular and Proxy Statement of Pengrowth Energy Trust (the “Trust”) dated November 5, 2010 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

2.	the arrangement agreement (“Arrangement Agreement”) dated November 5, 2010 between the Trust, Pengrowth Corporation, Esprit Energy Trust, Pengrowth Holding Trust, 1552168 Alberta Ltd., Monterey Exploration Ltd. and 1562803 Alberta Ltd., a copy of which is attached as Appendix “A” to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of Pengrowth Corporation may, without further notice to or approval of the holders of trust units and class A units of the Trust and the holders of series A exchangeable shares of Pengrowth Corporation, subject to the terms of the Arrangement Agreement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4.	any director or officer of Pengrowth Corporation is hereby authorized, for and on behalf of Pengrowth Corporation and the Trust, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX “D”

INFORMATION CONCERNING PENGROWTH ENERGY CORPORATION

NOTICE TO READER

Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed as described in the Information Circular. Pengrowth Energy will be the corporation formed upon the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey under the ABCA pursuant to the Arrangement. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

FORWARD-LOOKING STATEMENTS

This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to “Information Circular and Proxy Statement – Introductory Information – Forward-Looking Statements” in the body of the Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of this Information Circular under “Information Circular and Proxy Statement – Introductory Information – Forward-Looking Statements”. The forward-looking statements included in this Appendix are made as of the date of this Information Circular and neither we nor New Pengrowth undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Pursuant to the Arrangement, Pengrowth Energy will be the corporation continuing as a result of the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey under the ABCA pursuant to the Arrangement.

The registered and head office of Pengrowth Energy following the completion of the Arrangement will be located at Suite 2100, 222 –3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4. See “The Arrangement – Details of the Arrangement”, “The Arrangement – Effect of the Arrangement on Securityholders and on Distributions”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the body of this Information Circular.

Organizational Structure of Pengrowth Energy

The following diagram illustrates the simplified organizational structure of Pengrowth Energy immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 325 million Common Shares will be issued and outstanding (assuming: (i) no Dissent Rights are exercised; (ii) no Securities are issued subsequent to the Record Date and prior to the Effective Time; and (iii) the Exchange Ratio of the Exchangeable Shares on the Effective Date is the same as the Exchange Ratio on the Record Date). See “The Arrangement – Effect on Securityholders and on Distributions” in the body of this Information Circular.

GENERAL DEVELOPMENT OF THE BUSINESS

General

Pursuant to the Arrangement, Pengrowth Energy will, directly or indirectly, acquire all of our assets and will assume all of our liabilities and we will be dissolved. Securityholders (other than Dissenting Securityholders) will be the shareholders of Pengrowth Energy.

Pengrowth Energy will become a reporting issuer in all jurisdictions of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Three-Year History

For a description of the general development of our business over the last three completed financial years, see the sections of the AIF entitled “Pengrowth Energy Trust – Recent Developments”, “Pengrowth Energy Trust – Historical Developments – 2007 and 2008”, “Pengrowth Energy Trust – Business Strategy” and “Pengrowth Energy Trust – Trends”, which are incorporated by reference in this Information Circular. For a description of the business to be carried on by Pengrowth Energy following completion of the Arrangement, see “Description of the Business” in this Appendix.

DESCRIPTION OF THE BUSINESS

General

Pengrowth Energy will be the corporation continuing as a result of the amalgamation of Pengrowth, Pengrowth Subco, Monterey and New Pengrowth under the ABCA pursuant to the Arrangement. Following the completion of the Arrangement, the business and operations of Pengrowth Energy will be the business and operations currently carried out by us through our subsidiaries.

Statement of Reserves Data and Other Oil and Gas Information

A description of the assets to be owned by Pengrowth Energy following completion of the Arrangement, including the oil and natural gas reserves attributable to them, is provided in the following sections of the AIF, which are incorporated by reference in this Information Circular: “Pengrowth – Operational Information”, “Appendix A – Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2” and “Appendix B – Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3”.

Business Plans of Pengrowth Energy

Pengrowth Energy will be a public oil and gas company with a long term goal of maximizing value creation for the benefit of Securityholders and future shareholders. Pengrowth Energy will focus on our inventory of low cost, low risk resource plays that have the ability to enhance reserves and production, including utilizing existing and new technologies, while achieving operational efficiencies and maintaining cost discipline.

Over the long term, Pengrowth Energy will target a balance of capital spending that can maintain or modestly grow production and reserves on a debt adjusted per share basis by creating core focus areas where the deployment of newer technology can add production and reserves in a repeatable and scalable manner. This will be achieved through a combination of:

1.	focussing capital expenditures on existing low cost, low risk plays (Carson Creek, Swan Hills, Groundbirch, shallow gas, CBM) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved;

2.	increasing capital expenditures as a percentage of cash flow to facilitate higher reinvestment levels on our existing assets as well as to advance the longer term value of Lindbergh, EOR and Horn River resource plays;

3.	acquiring other assets in the Western Canadian Sedimentary Basin with low cost, low risk, repeatable, predictable and scalable drilling opportunities;

4.	adopting a sustainable business model that pays dividends while re-investing a significant portion of cash flow in our assets;

5.	maintaining appropriate debt levels; and

6.	enhancing our low cost culture ensuring a high level of capital efficiency and cost discipline.

Ongoing Acquisition and Disposition Activities

Potential Acquisitions

Pengrowth Energy expects to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its on-going asset portfolio management program. We are normally, and Pengrowth Energy is expected to be, in the process of evaluating several potential acquisitions at any one time which individually or together could be material.

Potential Dispositions and Farm-Outs

Pengrowth Energy expects to evaluate potential dispositions of its petroleum and natural gas assets as part of its on-going portfolio asset management program. In addition, Pengrowth Energy expects to evaluate potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where it believes it is prudent to do so based on, among other things, its capital program, development plan timelines, operational efficiencies and the risk profile of such assets. We are normally in the process of evaluating several potential dispositions of our assets and farm-out opportunities at any one time, which individually or together could be material. As of the date hereof, we have not reached agreement on the price or terms of any potential material dispositions or farm-outs and cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for Pengrowth Energy.

Environmental Policies

Pengrowth Energy will have an active program to monitor and comply with all environmental laws, rules and regulations applicable to its operations. Pengrowth Energy’s policies will require that all employees and contractors report all breaches or situations which, if left unresolved, could result in a breach of environmental laws, rules and regulations to senior management and all applicable governmental authorities. Any material breaches of environmental laws, rules and regulations must be reported to the Board of Directors of Pengrowth Energy.

Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases. Pengrowth Energy will compete with numerous other participants in the acquisitions of properties with longer life reserves, properties with exploitation and development opportunities and undeveloped land. Pengrowth Energy’s competitors will include resource companies, which have greater financial resources, staff and facilities than those of Pengrowth Energy. Competitive factors in the distribution and marketing of oil and natural gas include price, methods and reliability of delivery. We anticipate that Pengrowth Energy’s competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

The Arrangement will not involve the acquisition of any additional interest in any operating assets or the disposition of any of our existing interests in our operating assets. Pengrowth Energy will own, directly or indirectly, the same assets that we currently own and Pengrowth Energy will assume all of our direct and indirect obligations and our business, through our subsidiaries, will continue to be carried on by Pengrowth Energy. Pengrowth Energy’s financial position, risks and outlook after the Arrangement is completed will be substantially the same as those outlined in our Annual MD&A and our Third Quarter MD&A and in the AIF, each of which is incorporated by reference in this Information Circular.

The financial statements of Pengrowth Energy will reflect our assets and liabilities at the respective carrying amounts; however, any change to the interpretation of a change of control for tax purposes could result in a change to the carrying amount of future income tax balances. Changes to the carrying amount of future income tax balances will be charged to future income tax expense and may result in a reduction to shareholders’ equity and these changes may be material

In 2011, Pengrowth Energy will begin to report its financial results under International Financial Reporting Standards (“IFRS”). For information regarding the impact that IFRS will have on Pengrowth Energy’s accounting policies and financial statements, see “International Financial Reporting Standards (IFRS)” in our MD&A which is incorporated by reference into this Information Circular.

DIVIDEND RECORD AND POLICY

Following completion of the Arrangement, it is antcipated that Pengrowth Energy will adopt a monthly dividend policy with an initial dividend rate of $0.07 per Common Share, which will be paid on or about the 15th day or the next business day of each month following the end of each month to shareholders of record at the end of such month. The first monthly dividend of Pengrowth Energy is anticipated to be declared payable on February 15, 2011 to shareholders of record on January 31, 2011. Notwithstanding the foregoing, actual future cash dividends, if any, will be subject to the discretion of the Board of Directors of Pengrowth Energy, and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. The “stated capital” for the purpose of the solvency test under the ABCA, will initially be set at $1.0 billion or such other amount as shall have been determined by the Board of Directors of New Pengrowth prior to the Effective Date.

Although it is expected that dividends of Pengrowth Energy will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of Common Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”. See “The Arrangement – Effect of the Arrangement on Securityholders and on Distributions”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Procedure for Exchange of Securities”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Pursuant to the Arrangement, the Amended DRIP will become effective, all existing participants in the DRIP will be deemed to be participants in the Amended DRIP without any further action on their part, and the December distribution of $0.07 per Trust Unit or Class A Unit, to be paid to holders of Trust Units and Class A Units, as the case may be on January 17, 2011 will be automatically applied, on behalf of such deemed participants, to the purchase of Common Shares in accordance with the terms and conditions of the Amended DRIP.

Participants in the DRIP who do not wish to be deemed to be participants in the Amended DRIP should terminate their participation in the DRIP, or the Amended DRIP following December 31, 2010, in accordance with the withdrawal procedures of the DRIP or the Amended DRIP, as applicable.

The Amended DRIP will only be available to U.S. Securityholders upon Pengrowth Energy filing a registration statement in the United States to qualify the Common Shares issuable thereunder in the United States. We expect that Pengrowth Energy will file such a registration statement in early January following completion of the Arrangement. See “The Arrangement – Effect on Distribution Reinvestment and Trust Unit Purchase Plan”.

DESCRIPTION OF CAPITAL STRUCTURE

General

The authorized capital of Pengrowth Energy will consist of an unlimited number of Common Shares and 10,000,000 preferred shares, issuable in series (“Preferred Shares”). The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities, which will, upon completion of the Arrangement, comprise the share capital of Pengrowth Energy. For a complete copy of the share provisions, see Schedule A and Schedule B to the Plan of Arrangement which is attached as Exhibit A to the Arrangement Agreement.

The inclusion of Preferred Shares in the authorized capital of Pengrowth Energy was done to provide it with the flexibility to raise a limited amount of capital in the form of preferred shares. At the present time, management is not aware of any financing structures for oil and gas companies that involve the issuance of preferred shares. The Preferred Shares will not be utilized as a defence to any take-over bid.

Common Shares

Holders of Common Shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of Pengrowth Energy (other than meetings of a class or series of shares of Pengrowth Energy other than the Common Shares as such).

Holders of Common Shares will be entitled to receive dividends as and when declared by the Board of Directors of Pengrowth Energy on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Pengrowth Energy ranking in priority to the Common Shares in respect of dividends.

Holders of Common Shares will be entitled in the event of any liquidation, dissolution or winding-up of Pengrowth Energy, whether voluntary or involuntary, or any other distribution of the assets of Pengrowth Energy among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Pengrowth Energy ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the corporation as are available for distribution.

Preferred Shares

The Preferred Shares may be issued in one or more series, at any time or from time to time. Before any shares of a particular series are issued, the Board of Directors of Pengrowth Energy will fix the number of shares that will form such series and will, subject to the limitations set out in the preferred share terms described below, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of New Pengrowth or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of

New Pengrowth or creation or issue of debt or equity securities; the whole subject to filing of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing: (a) the Board of Directors of Pengrowth Energy may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares; and (b) other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Share, the voting rights attached to the Preferred Shares will be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class.

CONSOLIDATED CAPITALIZATION

The following table sets forth: (i) our capitalization at September 30, 2010; and (ii) the pro forma consolidated capitalization of Pengrowth Energy after giving effect to the completion of the Arrangement (including the amalgamation of New Pengrowth, Pengrowth, Pengrowth Subco and Monterey under the ABCA pursuant to the Arrangement to form Pengrowth Energy).

For further information, see our Third Quarter Financial Statements which are incorporated by reference in this Information Circular.

	Pengrowth Energy Trust		Pengrowth Energy
	As at September 30, 2010 before giving effect to the Arrangement		As at September 30, 2010 after giving effect to the Arrangement

Bank Indebtedness (1)	$26 million		$26 million

Notes (2)	$1.02 billion	(3)	$1.02 billion	(3)

Trust Units	$5.25 billion (320,056,535 Units	(4) )	—

Exchangeable Shares (5)	$55 million (4,985,924 Exchangeable Shares	)	—

Common Shares	—		$3.20 billion (325,042,459 shares	(6)(8)(9) )

Preferred Shares	—		— (nil shares	)

Notes:

(1)	For information regarding our credit facilities, see note 5 to our Third Quarter Financial Statements as at and for the nine months ended September 30, 2010 and “Financial Resources and Liquidity” and “Financial Covenants” in the Third Quarter MD&A, both of which are incorporated by reference in this Information Circular. Pengrowth is in compliance in all material respects with the terms of the agreements governing its credit facilities. Effective October 29, 2010, we renewed the terms and extended the maturity date of our syndicated revolving credit facility to October 29, 2013. The renewed credit facility is comprised of a $1.0 billion committed revolving credit facility with up to a $250 million expansion feature. In total, the renewed credit facility provides us with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. We also maintain a $50 million demand operating facility. This facility was reduced by borrowings of $26 million and outstanding letters of credit of $5.4 million at September 30, 2010. Borrowings under this facility are included in bank indebtedness.
(2)	For information regarding the Notes, see the AIF, note 5 to our Third Quarter Financial Statements and “Financial Resources and Liquidity” and “Financial Covenants” in the Third Quarter MD&A, both of which are incorporated by reference in this Information Circular. Pursuant to the Arrangement, Pengrowth Energy will assume all our obligations under the Notes, such that the Notes will be valid and binding obligations of Pengrowth Energy.

(3)	The principal amount of Notes outstanding at September 30, 2010 has been converted into Canadian dollars based on the exchange rate in effect at the close of business on such date.
(4)	Does not include an aggregate of 4,018,868 Trust Units issuable on exercise of outstanding Rights under the Rights Incentive Plan and an aggregate of 2,864,045 Trust Units issuable on the redemption of DEUs outstanding under the DEU Plan as at September 30, 2010. For information regarding these plans see note 9 to our Third Quarter Financial Statements, which are incorporated by reference in this Information Circular and “Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan” and “Appendix 1” to the 2010 Circular.
(5)	For information regarding the Exchangeable Shares, see note 8 to our Third Quarter Financial Statements. The Exchangeable Shares are exchangeable into Trust Units based on the Exchange Ratio in effect at the time of conversion. The Exchange Ratio increases with each cash distribution. As of September 30, 2010, the Exchange Ratio was 1.00000.
(6)	Assumes: (i) the same number of Securities are outstanding on the Effective Date as were outstanding on September 30, 2010; (ii) the Exchange Ratio of the Exchangeable Shares on the Effective Date is the same as the Exchange Ratio on September 30, 2010; and (iii) no Dissent Rights are exercised.
(7)	In addition, as at September 30, 2010 after giving effect to the Arrangement (and assuming that the same number of Rights and DEUs are outstanding on the Effective Date as were outstanding on September 30, 2010), an aggregate of 4,018,868 Common Shares would be issuable on exercise of Rights outstanding under the Amended Rights Incentive Plan and an aggregate of 2,864,045 Common Shares would be issuable on the redemption of DEUs outstanding under the Amended DEU Plan. See “Equity Compensation Plans” in this Appendix.
(8)	Excluding working capital deficit of $75 million as at September 30, 2010.
(9)	Pursuant to the Arrangement, the Board of Directors of Pengrowth Energy anticipates, for accounting purposes, that consolidated share capital will be reduced, without payment or reduction to stated capital, by the consolidated accounting deficit which at September 30, 2010 was $2.1 billion.

EQUITY COMPENSATION PLANS

The Arrangement will not result in any benefits for, or change of control, termination or other payments being made to any of our officers, directors or employees. In addition, the Arrangement will not constitute a change of control and will not trigger the acceleration of the vesting of any Rights or DEUs granted under our Rights Incentive Plan or DEU Plan. Pursuant to the Arrangement, the Amended Rights Incentive Plan and the Amended DEU Plan will become effective, and all outstanding Rights and DEUs granted under the Rights Incentive Plan and DEU Plan will be assumed by Pengrowth Energy and will continue to vest in accordance with their original terms.

Following the Arrangement, no further Rights or DEUs will be granted under the Rights Incentive Plan or the DEU Plan. Pengrowth Energy will meet its compensation objectives through the granting of securities in accordance with the terms of its 2010 LTIP which was approved by our Unitholders at our annual and special meeting held on May 11, 2010 and which will be implemented upon completion of the Arrangement. See “The Arrangement – Effect on Holders of Rights and Deferred Entitlement Units”. For a summary of the existing provisions of our Rights Incentive Plan, DEU Plan and 2010 LTIP, see “Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan” and “Appendix 1” to the AGM Circular which are incorporated by reference into this Information Circular.

STOCK EXCHANGE LISTINGS

The TSX has conditionally approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement under the trading symbol “PGF”, subject to Pengrowth Energy fulfilling the requirements of the TSX.

We intend to apply to list the Common Shares to be issued and issuable under the Arrangement on the NYSE under the trading symbol “PGH”. Listing will be subject to Pengrowth Energy fulfilling all of the requirements of the NYSE, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Stock Exchange Listing”.

PRINCIPAL SHAREHOLDERS

To the knowledge of our directors and executive officers, immediately following the completion of the Arrangement, no person or company will beneficially own, or control or direct, directly or indirectly, 10% or more of the Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Following the completion of the Arrangement, the board of directors and senior management of Pengrowth Energy will be comprised of all eight current elected members of our Board of Directors and our senior management team. The names, jurisdiction of residence, the position with Pengrowth Energy and the principal occupations for the prior five years of the proposed directors and executive officers are set out below.

Name and Jurisdiction of Residence	Position with Pengrowth Energy	Principal Occupation

John B. Zaozirny Alberta, Canada	Chairman and Director	Vice Chairman of Canaccord Genuity Corp. since May 2010 and prior thereto Vice Chairman of Canaccord Financial Inc.

Derek W. Evans Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Pengrowth since September 2009; prior thereto President and Chief Operating Officer of Pengrowth since May 2009; and prior thereto, the President and Chief Executive Officer of Focus Energy Trust (energy trust) until 2008.

Thomas A. Cumming Alberta, Canada	Director	Business Consultant and Corporate Director.

Wayne K. Foo Alberta, Canada	Director	President and Chief Executive Officer of Parex Resources Inc. (energy company) since 2009; prior thereto President and Chief Executive Officer of Petro Andina Resources Inc.

James D. McFarland Alberta, Canada	Director	President and Chief Executive Officer of Valeura Energy Inc. (energy company) and its predecessor PanWestern Energy Inc. since April, 2010; prior thereto President and Chief Executive Officer of Verenex Energy Inc. from March, 2004 to December, 2009.

Michael S. Parrett Ontario, Canada	Director	Business Consultant and Corporate Director.

A. Terence Poole Alberta, Canada	Director	Business Consultant since 2006; prior thereto Executive Vice President, Corporate Strategy and Development at Nova Chemicals Corporation.

D. Michael G. Stewart Alberta, Canada	Director	Corporate Director.

Douglas C. Bowles Alberta, Canada	Vice President and Controller	Vice President and Controller of Pengrowth since March 2006; prior thereto Controller of Pengrowth.

James E.A. Causgrove Alberta, Canada	Vice President, Production and Operations	Vice President, Production and Operations of Pengrowth.

William G. Christensen Alberta, Canada	Vice President, Strategic Planning and Reservoir Exploitation	Vice President, Strategic Planning and Reservoir Exploitation of Pengrowth.

Name and Jurisdiction of Residence	Position with Pengrowth Energy	Principal Occupation

Brent Defosse Alberta, Canada	Vice President, Drilling and Completions	Vice President, Drilling and Completions of Pengrowth since May 2010; prior thereto President of Brennex Resources Ltd. (engineering company).

Steve De Maio Alberta Canada	Vice President In-Situ Development & Operations	Vice President In-Situ Development & Operations of Pengrowth since September 2010; prior thereto Vice-President of Project Development at Connacher Oil and Gas Limited (energy company) from November 2006 until September 2010; prior thereto President of De Maio Consulting (consulting company).

Andrew D. Grasby Alberta, Canada	Vice President, General Counsel & Corporate Secretary	Vice President, General Counsel & Corporate Secretary of Pengrowth since September 2010; prior thereto a partner with McCarthy Tetrault LLP (law firm).

Robert W. Rosine Alberta, Canada	Executive Vice-President, Business Development	Executive Vice President, Business Development of Pengrowth since March 1, 2010; prior thereto President of Mancal Energy Inc. (energy company) from July 2008 to February 2010; prior thereto, Executive Vice President, Corporate Development of Highpine Oil & Gas Limited (energy company) from February 2006 to February 2008; and prior thereto President and Chief Executive Officer of White Fire Energy Ltd. (energy company).

Diane Shirra Alberta, Canada	Vice President, Montney Gas Development	Vice President, Montney Gas Development of Pengrowth since September, 2010; prior thereto Manager Olds Growth Term with Pengrowth since January 2010; prior thereto Manager Exploitation Engineering, Southern with Pengrowth since 2008; prior thereto Director Rocky Business Unit and Director, Exploration with Canetic Resources Trust (energy trust).

Christopher G. Webster Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Pengrowth.

Notes:

(1)	Mr. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased to be the Managing Director and a director of SPP in February 2004.
(2)	Mr. De Maio was formerly an officer and a director of Efficient Energy Resources Ltd. (a private electrical generation company) which agreed to the voluntary appointment of a receiver in 2005.

See also “Directors and Officers” in the AIF and “Matters to be Acted Upon at the Meeting – Matter #3 – Election of Directors” in the 2010 Circular, each of which are incorporated by reference in this Information Circular.

To the knowledge of our executive officers and directors, other than as disclosed above, none of the proposed directors of New Pengrowth is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Pengrowth) that: (a) while that person was acting in that capacity, was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

In addition, no proposed director is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any other issuer (including Pengrowth) that: (a) was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or (b) was a director or executive officer of a corporation (including Pengrowth) that while that person acting in that capacity or within a year of the person ceasing to act as a director or officer of the corporation, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, no proposed director or any personal holding companies of a proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Immediately, after giving effect to the Arrangement, and based on certain assumptions, the proposed directors and executive officers of New Pengrowth and their associates following completion of the Arrangement in aggregate will beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of the issued and outstanding Common Shares).

Personnel

After giving effect to the Arrangement, our current employees will continue to be employees of Pengrowth Energy. As of November 5, 2010, we had approximately 550 full-time employees.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The proposed directors and executive officers of Pengrowth Energy are currently compensated by Pengrowth. Pengrowth Energy’s compensation policies following the Arrangement are expected to be similarly structured. See “Statement of Executive Compensation” in the 2010 Circular, which is incorporated by reference in this Information Circular. See also “Equity Compensation Plans” in this Appendix.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, it is expected that there will exist no indebtedness of the directors or executive officers of Pengrowth Energy, or any of their associates, to Pengrowth Energy, nor any indebtedness of any of such persons to another entity which will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pengrowth Energy.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement it is anticipated that Pengrowth Energy will substantially adopt our Audit Committee and corporate governance policies. See “Statement of Corporate Governance Practises”, “Appendix 2 – Statement of Corporate Governance Practises”, “Appendix 3 – Mandate of the Board”, “Appendix 4 – Terms of Reference of the Corporate Governance Committee”, “Appendix 5 – Terms of Reference of the Compensation Committee” and “Appendix 6 – Terms of Reference of the Audit Committee” in the 2010 Circular, which are incorporated by reference in this Information Circular.

In connection with the Arrangement and in accordance with the requirements of the ABCA, Pengrowth Energy will adopt the by-laws of New Pengrowth relating generally to the conduct of its business and affairs. The by-laws provide that, among other things, two persons present and holding or representing by proxy twenty-five percent (25%) of the Common Shares entitled to vote at a meeting of shareholders shall be a quorum. For a complete copy of the by-laws, see Schedule C to the Plan of Arrangement which is attached as Appendix A to the Arrangement Agreement

INDUSTRY REGULATIONS

Industry regulations related to our business will generally apply to Pengrowth Energy after the completion of the Arrangement and will not be affected by the Arrangement. In the event the Arrangement is completed, the business and operations of Pengrowth Energy will be subject to various industry regulations as set forth under the heading “Industry Conditions” in the AIF, which is incorporated by reference in this Information Circular. Investors should carefully consider the information contained herein and in the materials incorporated by reference.

RISK FACTORS

An investment in Pengrowth Energy should be considered highly speculative due to the nature of Pengrowth Energy’s activities.

Risk factors related to our business (other than those relating to our structure) will generally continue to apply to Pengrowth Energy after the completion of the Arrangement and will not be affected by the Arrangement. In the event the Arrangement is completed, the business and operations of, and investment in, Pengrowth Energy will be subject to various risk factors set forth under the headings “Risk Factors” in the Information Circular and “Risk Factors” in the AIF, which is incorporated by reference in the Information Circular. Investors should consider carefully the information contained herein and in the materials incorporated by reference.

•

Without limitation of the foregoing or anything else contained or incorporated by reference into this Information Circular, the following is a summary of some of the more significant risk factors relating to the activities of Pengrowth Energy and the ownership of Common Shares following the completion of the Arrangement that prospective investors should carefully consider.

•

The amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of Pengrowth Energy and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of Pengrowth Energy’s Board and management team, Pengrowth Energy will change its dividend policy from time to time and as a result future cash dividends of Pengrowth Energy could be reduced or suspended entirely. The market value of the Common Shares may deteriorate if Pengrowth Energy reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of Pengrowth Energy’s dividends and potential legislative and regulatory changes. See “Dividend Record and Policy” above and “Certain Canadian Federal Income Tax Considerations” in the body of the Information Circular.

•

The financial condition, operating results and future growth of Pengrowth Energy will be substantially dependent on the prevailing and expected prices of crude oil and natural gas. Any substantial and extended decline in the Canadian dollar based price of crude oil or natural gas will have an adverse effect on the revenues, profitability and cash from operating activities of Pengrowth Energy.

•

Pengrowth Energy’s operations will be subject to extensive government regulation governing development, transportation, production, exports, labour standards, carbon and other emissions, occupational health, protection and reclamation of the environment, including safety, hazardous materials, toxic substances and related matters. The costs of compliance with existing and new regulations could have a material adverse effect on Pengrowth Energy.

•

The level of Pengrowth Energy’s indebtedness from time to time could impair its ability to obtain additional financing on a timely basis and consequently its ability to take advantage of business opportunities that may arise.

•

Pengrowth Energy will be authorized to issue an unlimited number of Common Shares and 10,000,000 Preferred Shares, issuable in series, for consideration and on terms and conditions as established by the Board of Directors of Pengrowth Energy without the approval of the shareholders of Pengrowth Energy. Under the ABCA, the shareholders of Pengrowth Energy will not have a pre-emptive right in connection with future share issuances. Therefore, Pengrowth Energy may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pengrowth Energy, which may be dilutive for existing holders of Common Shares.

•	The inability of Pengrowth Energy to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Securityholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming our public disclosure record, before making an investment decision. Securityholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Common Shares.

LEGAL PROCEEDINGS

To our knowledge as at the date hereof, following the completion of the Arrangement, there will be no legal proceedings that Pengrowth Energy will be a party to, or that any of its property will be the subject of, that will be material to Pengrowth Energy, and there are no such material legal proceedings known to be contemplated. See also “Information Concerning the Pengrowth Entities – Legal Proceedings and Regulatory Actions” in the Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of our directors or executive officers or the proposed directors or executive officers of Pengrowth Energy, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of the Common Shares, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction within the three years before the date of the Information Circular or any proposed transaction that will materially affect Pengrowth Energy.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of Pengrowth Energy will be, KPMG LLP, Chartered Accountants, Calgary, Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares will be Computershare at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the city of Golden, Colorado in the United States.

APPENDIX “E”

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

	(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

	(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

	(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

	(d)	be continued under the laws of another jurisdiction under section 189, or

	(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

	(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

	(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

	(a)	by the corporation, or

	(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

	(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

	(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

	(a)	be made on the same terms, and

	(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

	(a)	is not required to give security for costs in respect of an application under subsection (6), and

	(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

	(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

	(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

	(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

	(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

	(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

	(f)	the service of documents, and

	(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

	(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

	(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

	(c)	fixing the time within which the corporation must pay that amount to a shareholder.

(14)	On:

	(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

	(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.